UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Independent Auditors' Report	3
Audit Committee's Report	9
Consolidated Statements of Income	10
Consolidated Statements of Comprehensive Income	11
Consolidated Statements of Financial Position	12
Consolidated Statements of Changes in Equity	13-14
Consolidated Statements of Cash Flows	15-16
Notes to the Consolidated Financial Statements

1)	General information		17	20) Financial assets and liabilities held for trading	113
2)	Significant accounting practices		17	21) Financial assets available for sale	118
3)	Risk Management		45	22) Investments held to maturity	119
	3.1.	Credit risk	47	23) Financial assets pledged as collateral	120
	3.2.	Market risk	60	24) Loans and advances to banks	120
	3.3.	Liquidity risk	71	25) Loans and advances to customers	121
	3.4.	Fair value of financial assets and liabilities	81	26) Non-current assets held for sale	122
	3.5.	Capital management	87	27) Investments in associates and joint ventures	123
	3.6.	Insurance risk/subscription risk	92	28) Property and equipment	126
4)	Estimates and judgments		98	29) Intangible assets and goodwill	128
5)	Operating segments		101	30) Other assets	129
6)	Net interest income		105	31) Deposits from banks	130
7)	Net fee and commission income		106	32) Deposits from customers	130
8)	Net gains/(losses) on financial instruments classified			33) Funds from securities issued	130
	as held for trading		106	34) Subordinated debt	132
9)	Net gains/(losses) on financial instruments classified as available for sale		106	35) Insurance technical provisions and pension plans 131	133
10)	Net gains/(losses) on foreign currency transactions		106	36) Supplemental pension plans	141
11) Net income from insurance and pension plans			107	37) Provisions, contingent liabilities and contingent assets	143
12) Impairment of loans and advances			107	38) Other liabilities	147
13) Personnel expenses			108	39) Equity	148
14) Other administrative expenses			108	40) Transactions with related parties	150
15) Depreciation and amortization			108	41) Off-balance sheet commitments	152
16) Other operating income/(expenses)			109	42) New standards and amendments and interpretations
17) Income tax and social contribution			109	of existing standards	153
18) Earnings per share			112	43) Other information	156
19) Cash and cash equivalents			113	44) Subsequent events	158

           2     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report

Responsibilities of management and those in charge with governance for the consolidated financial statements

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2017 and the respective consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2017, and of its consolidated performance and its cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

•           Impairment of loans and advances

As mentioned in notes 2f, 3.1, 4 and 25, Bradesco periodically reviews its portfolio of loans and advances, evaluating the estimated impairment loss, which totals the amount of R$ 27,055,566 thousand as of December 31, 2017. The determination of the impairment of loans and advances was documented in internal policies and requires, by its nature, the use of judgments and assumptions by the Bradesco, which include analysis of both external factors such as general economic conditions, and internal factors such as the debtor's payment history and collateral considerations. Bradesco divides its impairment analysis between individualized analyzes, for clients with exposures considered "individually significant" and collective analyzes, for the other clients. In addition, as from 2018, IFRS 9 - Financial Instruments enter into force, which changes the criteria for the classification and measurement of impairment of loans and advances and, in this context, Bradesco has structured a new process to meet the new requirements established in this standard. According to IAS 8, Accounting Policies, changes in accounting estimates and errors, Bradesco made qualitative and quantitative disclosures related to the most significant impacts of the new standard based on the balances as of December 31, 2017.

Due to the relevance of loans and advances and the level of uncertainty for the determination of related impairment, as well as the level of judgment involved in the determination and disclosure of the impacts of the application of IFRS 9, we consider this as a significant matter for the audit.

Bradesco       3

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report (Continued)

How our audit addressed this matter

We evaluated the design, implementation and operational effectiveness of internal controls related to the approval and registration of loans and advances, the evaluation of the methodologies, indexes and assumptions used by Bradesco in the calculation of collective impairment and assessments of impairment for loans and advances Analyzed individually. Based on a sample, we evaluated the impairment of loans and advances considered individually, we inspect the documentation and assumptions that support Bradesco's decision on the recoverable value of the operations, including the sufficiency analysis of the guarantees. We have also tested the adequacy of the models, assumptions and data used by Bradesco to measure impairment losses on loan portfolios and on a collective valuation basis, including the assumptions and data used to determine the losses incurred but not identified. We also analyzed whether the disclosures made in the financial statements, described in notes 2f, 3.1, 4 and 25, are in accordance with the applicable rules.

We also carry out, on a sample basis, tests on the main internal controls related to the processes implemented by Bradesco to prepare the information contained in the financial statements related to changes in the criteria for classification and measurement of impairment of loans and advances and, based on sampling, we evaluated the reasonableness of the expected and disclosed impacts on this matter.

Based on the evidence obtained through the procedures described above, we consider adequate the level of provisioning and disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2017.

▪  Fair value of financial instruments

As disclosed in the Notes 2f, 3.4, 20a, 20b, 20c and 21, derivative financial instruments amount to R$ 13,866,885 thousand (assets) and R$ (14,274,999) thousand (liabilities), available-for-sale securities amount to R$ 159,412,722 thousand and trading securities amount to R$ 227,843,156 thousand. These instruments, measured at fair value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments that are actively traded and those that market prices and parameters are available, there is a higher objectivity level in the determination of fair values (Level 1 in the fair value hierarchy). However, when the market prices or parameters are not observable (Levels 2 and 3 in the fair value hierarchy), the determination of the fair values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. Therefore, we consider the fair value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluated the design, implementation, and operating effectiveness of the internal controls adopted by Bradesco to the fair value measurement of financial instruments (Levels 2 and 3 in the fair value hierarchy). For a sample of financial instruments for which fair value measurement parameters are not observable, classified in levels 2 and 3, with the technical support of our professionals with knowledge of financial instruments, we evaluated the models developed by Bradesco for determining fair values and the reasonableness of data, the parameters and information included in the pricing models used, and we recalculate the amount of operations. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements in Notes 2f, 3.4, 20a, 20b, 20c and 21.

Based on the evidence obtained from the procedures described above, we consider the fair value measurement of financial instruments and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

•           Provisions and contingent liabilities - tax, civil and labor

As described in Notes 2m and 37, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 7,589,368 thousand, R$ 5,346,563 thousand, and R$ 5,554,796 thousand, respectively. Some laws and regulations in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures

           4     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report (Cotinued)

related to Provisions and Contingent Liabilities, we consider this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on a test basis, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, civil and labor matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

▪  Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 48,487,659 thousand (Note 17c) and intangible assets, which include goodwill on the acquisition of investments in the amount of R$ 4,945,313 thousand and other intangible assets in the amount of R$ 11,233,994 (note 29a) the realization of which depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 2k and 4, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we consider this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to the preparation and review of the business plan, budget, technical studies and analyses of the recoverable value of the assets prepared by Bradesco. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing such documents, such as growth rates, discount rates, cash flow projections and taxable income estimates to which the deferred tax assets refer. We also performed an analysis of the reasonableness of the mathematical calculations included in such documents. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures described above, we consider the measurement of the recoverable amounts of assets and related disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

▪  Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 2o and 35, Bradesco has liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 239,089,590 thousand. In view of the uncertainties and subjectivity inherent in insurance and pension plans contracts, the liability adequacy test and the process of determination and measurement of technical reserves involve a high judgment level. Bradesco continuously evaluate methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, and interest rates. In view of the involved relevance and uncertainty, and the impact that any change in assumptions would have on the amount of Technical Provisions, we consider this matter relevant to our audit.

Bradesco       5

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report (Continued)

How our audit addressed this matter

On sampling basis, we tested the design, implementation and operating effectiveness of the significant internal controls related to the Technical Provisions. With the technical support of our actuarial specialists, we made the evaluation of the methodologies used for measuring technical reserves and the liability adequacy test. We also evaluated the consistency of data and reasonableness of assumptions, such as loss ratio, interest rates, longevity, mortality, and persistency. Additionally, we performed the recalculation of technical provisions considering the methodology, assumptions and data. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements Note n° 35.

Based on evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

▪	Application controls and information technology general controls

Bradesco has a technology structure for conducting its businesses, as well as continuous investment plans aimed at the improvement and maintenance of access management and changes in the relevant systems and applications, development of new programs, and automated controls and/or controls with automated components in relevant processes. In order to maintain its operations , Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to ensure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, as well as the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, timely revocation of terminated users, and periodic monitoring of active users were tested during our audit with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from a certain system considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence from the control tests described above allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting

           6     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report (Continued)

process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•           Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•           Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•           Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•           Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•           Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•           Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Bradesco       7

Consolidated Financial Statements in compliance with International Financial Recording Standards (IFRS)

Independent Auditors’ Report (Continued)

Osasco, March 08, 2018

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

           8     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Audit Comittee’s Report

Bradesco Conglomerate Audit Committee´s Report on Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the Consolidated Statements of Financial Position of Banco Bradesco S.A. for the year ended December 31, 2017, issued on January 31, 2018, we analyzed the Financial Statements prepared in accordance with International Financial Reporting Standards.

As mentioned in that report, the Audit Committee’s Report analysis has taken into consideration the work carried out by Independent Auditors and the Internal, as the diagnostics about the Internal Control System maintained by the various Dependencies and Bradesco Conglomerate Companies, positions of the three Lines of Management Defense - Manager, Compliance, Corporate Internal Control and Internal Audit.

Management has the responsibility of defining and implementing accounting and management information systems that produce the Consolidated Financial Statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management, as manager of the first Line of Defense, also responds for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

The responsibility of Independent Auditors auditing the Financial Statements and for issuing an Auditing Report on their compliance with applicable accounting principles.

Responds to Internal Auditors is to assess the quality of Bradesco Organization's internal control systems, the compliance with the established strategies and the regularity of policies and procedures determined by Management, including those used to prepare Accounting and Financial Reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent Auditors' work, and the effectiveness and adequacy of the Internal Control Systems, and also for analyzing Financial Statements in order to issue, when applicable, pertinent recommendations.

Based on the review mentioned above, the Audit Committee recommends that the Board of Directors approve the audited Financial Statements for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 07, 2018.

MILTON MATSUMOTO

(Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Expert)

WILSON ANTONIO SALMERON GUTIERREZ

Bradesco       9

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Audit Comittee’s Report

           10     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2017	2016	2015
Interest and similar income		126,232,328	147,700,375	127,048,252
Interest and similar expenses		(75,589,415)	(91,037,386)	(71,412,210)
Net interest income	6	50,642,913	56,662,989	55,636,042
Fee and commission income		22,748,828	20,341,087	17,856,873
Fee and commission expenses		-	(36)	(36,203)
Net fee and commission income	7	22,748,828	20,341,051	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	8	9,623,108	16,402,770	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	9	570,358	(1,341,400)	(671,810)
Losses on investments held-to-maturity	22	(54,520)	-	-
Net gains/(losses) on foreign currency transactions	10	1,422,957	150,757	(3,523,095)
Net income from insurance and pension plans	11	6,239,990	4,155,763	5,497,505
Other operating income		17,801,893	19,367,890	(6,949,455)
Impairment of loans and advances	12	(16,860,835)	(15,350,278)	(14,721,152)
Personnel expenses	13	(20,723,265)	(17,003,783)	(14,058,047)
Other administrative expenses	14	(16,882,461)	(16,149,563)	(13,721,970)
Depreciation and amortization	15	(4,568,568)	(3,658,413)	(2,942,003)
Other operating income/(expenses)	16	(10,133,357)	(14,004,162)	(12,988,553)
Other operating expense		(69,168,486)	(66,166,199)	(58,431,725)
Income before income taxes and share of profit of associates and joint ventures		22,025,148	30,205,731	8,075,532
Share of profit of associates and joint ventures	27	1,718,411	1,699,725	1,528,051
Income before income taxes		23,743,559	31,905,456	9,603,583
Income tax and social contribution	17	(6,428,956)	(13,912,730)	8,634,322
Net income for the year		17,314,603	17,992,726	18,237,905

Attributable to shareholders:
Controlling shareholders		17,089,364	17,894,249	18,132,906
Non-controlling interest		225,239	98,477	104,999

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	18	2.67	2.80	2.84
– Earnings per preferred share	18	2.94	3.08	3.12

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Net income for the year	17,314,603	17,992,726	18,237,905

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	2,931,550	7,757,475	(4,754,469)
Realized gains/(losses) on financial assets available for sale	487,017	(1,459,372)	(923,433)
Tax effect	(1,231,202)	(2,587,076)	2,273,982

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	23,010	(194,566)	118,485
Tax effect	5,992	87,555	(57,788)
Total adjustments not included in the net income	2,216,367	3,604,016	(3,343,223)
Total comprehensive income for the year	19,530,970	21,596,742	14,894,682

Attributable to shareholders:
Controlling shareholders	19,305,731	21,498,265	14,789,683
Non-controlling interest	225,239	98,477	104,999

The Notes are an integral part of the Consolidated Financial Statements.

           12     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2017	2016
Assets
Cash and cash equivalents	19	81,742,951	72,554,651
Financial assets held for trading	20a	241,710,041	213,139,846
Financial assets available for sale	21	159,412,722	113,118,554
Investments held to maturity	22	39,006,118	43,002,028
Financial assets pledged as collateral	23	183,975,173	155,286,577
Loans and advances to banks, net of impairment	24	32,247,724	94,838,136
Loans and advances to customers, net of impairment	25	346,758,099	367,303,034
Non-current assets held for sale	26	1,520,973	1,578,966
Investments in associates and joint ventures	27	8,257,384	7,002,778
Premises and equipment	28	8,432,475	8,397,116
Intangible assets and goodwill, net of accumulated amortization	29	16,179,307	15,797,526
Taxes to be offset	17g	10,524,575	7,723,211
Deferred income tax assets	17c	43,731,911	45,116,863
Other assets	30	50,853,987	47,170,370
Total assets		1,224,353,440	1,192,029,656

Liabilities
Deposits from banks	31	285,957,468	301,662,682
Deposits from customers	32	262,008,445	232,747,929
Financial liabilities held for trading	20b	14,274,999	13,435,678
Funds from issuance of securities	33	135,174,090	151,101,938
Subordinated debt	34	50,179,401	52,611,064
Technical provisions for insurance and pension plans	35	239,089,590	215,840,000
Other reserves	37	18,490,727	18,292,409
Current income tax liabilities		2,416,345	2,130,286
Deferred income tax assets	17c	1,251,847	1,762,948
Other liabilities	38	97,816,824	96,965,515
Total liabilities		1,106,659,736	1,086,550,449

Shareholders’ equity	39
Capital		59,100,000	51,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		49,481,227	50,027,816
Additional paid-in capital		70,496	70,496
Other comprehensive income		1,817,659	(398,708)
Retained earnings		7,338,990	4,907,381
Equity attributable to controlling shareholders		117,403,831	105,302,444
Non-controlling interest		289,873	176,763
Total equity		117,693,704	105,479,207
Total liabilities		1,224,353,440	1,192,029,656

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805
Net income	-	-	-	-	-	-	-	18,132,906	18,132,906	104,999	18,237,905
Financial assets available for sale	-	-	-	-	-	-	(3,403,920)	-	(3,403,920)	-	(3,403,920)
Foreign currency translation adjustment	-	-	-	-	-	-	60,697	-	60,697	-	60,697
Comprehensive income	-	-	-	-	-	-	-	-	14,789,683	104,999	14,894,682
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	28,446	28,446
Purchase of treasury shares	-	(133,033)	-	-	-	-	-	-	(133,033)	-	(133,033)
Capital increase of with reserves (2)	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	859,482	10,295,189	-	-	(11,154,671)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,034,964)	(6,034,964)	(132,174)	(6,167,138)
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762
Net income	-	-	-	-	-	-	-	17,894,249	17,894,249	98,477	17,992,726
Financial assets available for sale	-	-	-	-	-	-	3,711,027	-	3,711,027	-	3,711,027
Foreign currency translation adjustment	-	-	-	-	-	-	(107,011)	-	(107,011)	-	(107,011)
Comprehensive income	-	-	-	-	-	-	-	-	21,498,265	98,477	21,596,742
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	3,265	3,265
Purchase of treasury shares	-	(9,466)	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase of with reserves (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)	(50,314)	(7,026,096)
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207

The Notes are an integral part of the Consolidated Financial Statements.

           14     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207
Net income	-	-	-	-	-	-	-	17,089,364	17,089,364	225,239	17,314,603
Financial assets available for sale	-	-	-	-	-	-	2,187,365	-	2,187,365	-	2,187,365
Foreign currency translation adjustment	-	-	-	-	-	-	29,002	-	29,002	-	29,002
Comprehensive income									19,305,731	225,239	19,530,970
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,099	2,099
Capital increase with reserves (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-	-	-
Interest on shareholders’ equity	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)	(114,228)	(7,318,572)
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704

(1)    In 2017, consists, basically of unrealized net gains/losses of marketable securities, classified as available for sale (Notes 21 and 23), whose accumulated effect net of taxes amounts to R$ (1,070,252) thousand (December 2016 – R$ 154,958 thousand);

(2)    At Special Shareholders’ Meeting held on March 10, 2015, the shareholders deliberated the increase of Capital stock by R$ 5,000,000 thousand, from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6.404/76, with bonus of 20% in shares, with issuance of 841,454,808 new registered shares, without par value, of which 420,727,426 are common and 420,727,382 are preferred shares. These shares are granted to the shareholders, free of charge, as bonus, at the proportion of two (2) new share to each ten (10) shares of the same type held by them, which benefits the shareholders enrolled in the records of Bradesco on March 26, 2015;

(3)    At Special Shareholders’ Meeting held on March 10, 2016, the shareholders approved the Board of Directors’ proposal to increase the capital by R$ 8,000,000 thousand, from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6.404/76, with issuance of 504,872,885 new registered shares, without par value, of which 252,436,456 are common and 252,436,429 are preferred shares, which will be granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date; and

(4)    At Special Shareholders’ Meeting held on March 10, 2017, the shareholders approved the Board of Directors’ proposal to increase the capital by R$ 8,000,000 thousand, from R$ 51,100,000 thousand to R$ 59,100,000 thousand, with bonus in shares, through capitalization of part of the balance of the caption “Profit reserves - Statutory Reserve”, in conformity with Article 169 of Law No. 6.404/76, with issuance of 555,360,173 new registered shares, without par value, of which 277,680,101 are common and 277,680,072 are preferred, which were granted to the shareholders, free of charge, as bonus, at the proportion of 1 new share to each 10 shares of the same type held by them on the base date.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2017	2016	2015
Operating activities
Income before income taxes	23,743,559	31,905,456	9,603,583
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	16,860,835	15,350,278	14,721,152
Changes in the technical provisions for insurance and pension plans	34,805,771	32,781,918	28,286,039
Net (gains)/losses from disposals of assets available for sale	(2,299,397)	(764,707)	247,288
Expenses with provisions and contingent liabilities	2,471,288	2,518,761	3,510,916
Deferred acquisition cost (insurance)	680,136	194,994	(95,110)
Impairment of assets	1,925,304	2,388,580	650,588
Depreciation	1,237,328	1,140,369	1,057,722
Amortization of intangible assets	3,331,240	2,516,777	1,884,281
Share of profit of associates and joint ventures	(1,718,411)	(1,699,725)	(1,528,051)
Losses on disposal of non-current assets held for sale	577,212	442,251	180,602
Net losses from disposal of property and equipment	106,722	24,791	96,630
(Gains) on sale of investments in associates	(270,977)	-	-
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(806,312)	5,617,747	(2,911,155)
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	(8,677,695)	11,651,121	(3,866,979)
(Increase)/decrease in loans and advances to banks	(2,493,535)	10,368,220	2,045,985
(Increase)/decrease in loans and advances to customers	(59,578,512)	(49,649,090)	(95,025,702)
(Increase)/decrease in financial assets held for trading	(23,089,236)	(40,248,319)	(80,159,223)
(Increase)/decrease in other assets	(23,384,107)	(8,296,942)	(32,926,622)
Increase/(decrease) in deposits from banks	3,955,797	33,269,744	40,729,421
Increase/(decrease) in deposits from customers	36,853,866	(6,707,994)	(3,463,924)
Increase/(decrease) in financial liabilities held for trading	839,321	(9,700,099)	16,030,156
Increase/(decrease) in technical provisions for insurance and pension plans	(11,556,181)	(2,042,897)	(3,904,319)
Increase/(decrease) in other provisions	(2,272,970)	(3,019,960)	(2,011,000)
Increase/(decrease) in other liabilities	19,117,355	10,312,756	29,295,296
Interest received	61,743,368	70,917,068	62,725,684
Interest paid	(27,254,361)	(45,140,018)	(38,823,738)
Income tax and social contribution paid	(8,575,438)	(9,771,075)	(7,419,802)
Other changes in taxes	(720,182)	(400,787)	(283,883)
Net cash provided by/(used in) operating activities	35,551,788	53,959,218	(61,354,165)

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	-	(7,188,659)	-
(Acquisitions) of financial assets available for sale	(114,186,612)	(108,296,179)	(61,153,632)
Proceeds from sale of financial assets available for sale	82,760,146	115,724,092	39,147,316
Maturity of investments held to maturity	4,219,351	-	269,063
(Acquisitions) of investments held to maturity	(204,557)	-	-
Disposal of non-current assets held for sale	796,869	629,768	742,732
(Acquisitions) of investments in associates	(83,172)	(376,434)	(971,672)
Dividends and interest on capital received	845,134	510,285	668,178
(Acquisition) of property and equipment	(1,897,645)	(2,779,321)	(2,181,549)
Sale of premises and equipment	445,347	486,303	205,094
(Acquisition) of intangible assets	(3,743,704)	(2,343,497)	(1,971,881)
Dividends received	83,341	117,972	251,623
Interest received	12,735,539	12,668,011	13,033,426
Net cash provided by/(used in) investing activities	(18,229,963)	9,152,341	(11,961,302)

Financing activities
Funds from securities issued	62,237,380	47,253,373	68,385,187
Payments on securities issued	(72,494,509)	(47,861,607)	(49,217,829)
Issuance of subordinated debts	6,594,610	3,787,207	11,304,318
Payments on subordinated debts	(8,666,038)	(581,713)	(1,271,261)
Acquisition of treasury shares	-	(9,466)	(133,033)
Increase/(decrease) of non-controlling interest	2,099	3,265	28,446
Interest paid	(24,465,562)	(20,504,528)	(11,093,967)
Interest on equity and dividends paid	(6,512,102)	(5,611,350)	(5,007,596)
Net cash provided by/(used in) financing activities	(43,304,122)	(23,524,819)	12,994,265

(Decrease)/Increase in cash and cash equivalents	(25,982,297)	39,586,740	(60,321,202)

Cash and cash equivalents
At the beginning of the year	181,230,427	147,261,434	204,671,481
Effect of Changes in Exchange Rates in Cash and Cash equivalents	806,312	(5,617,747)	2,911,155
At the end of the year	156,054,442	181,230,427	147,261,434

(Decrease)/Increase in cash and cash equivalents	(25,982,297)	39,586,740	(60,321,202)

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,953,996	2,122,871	1,591,998
Dividends and interest on equity declared but not yet paid	4,295,314	4,482,718	3,622,958
Unrealized (gains)/losses on securities available for sale	(2,187,365)	(3,711,027)	3,403,920

           16     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco       17

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. and subsidiaries (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances , including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on March 07, 2018.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

These consolidated financial statements have been prepared based on historical cost, except for the following material items in the balance sheet: available for sale measured at fair value, assets and liabilities held for trading measured at fair value and financial instruments designated at fair value through profit or loss, and defined-benefit liabilities that are recognized at the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains less the cost of past services not recognized.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

           18     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the impairment provision of loans and advances; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Recent Acquisitions

In August, 2015, Bradesco signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients, reinforcing its presence and competitiveness throughout the national territory.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions of this  equity  were transferred to HSBC Bank and to Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of  HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. Bradesco adds, from now on the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

Bradesco       19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized balance sheet for the acquisition with HSBC Bank and HSBC Serviços (HSBC Brasil) at the date of acquisition:

	R$ thousand
	Accounting	Adjustments	Fair Value (1)
Cash and cash equivalents	8,476,708	-	8,476,708
Desposits with the central banks	14,895,767	-	14,895,767
Loans and advances	69,364,585	(1,650,016)	67,714,569
Financial assets held for trading	20,881,824	-	20,881,824
Financial assets available for sale	23,745,717	-	23,745,717
Investments held to maturity	13,450	22,411	35,861
Property and equipment, net of accumulated depreciation	1,175,554	622,246	1,797,800
Intangible assets	558,015	3,993,743	4,551,758
Other assets	25,808,692	848,699	26,657,391
Deposits from banks	(7,808,801)	-	(7,808,801)
Deposits from customers	(56,766,587)	-	(56,766,587)
Financial liabilities held for trading	(3,790,048)	-	(3,790,048)
Funds from securities issued	(40,187,105)	(64,701)	(40,251,806)
Subordinated debt	(1,401,348)	-	(1,401,348)
Provisions	(3,429,291)	-	(3,429,291)
Other liabilities	(42,242,831)	-	(42,242,831)
Sub-total	9,294,301		13,066,683
Goodwill	-	4,221,787	4,221,787
Total amount of shareholders’ equity acquired	9,294,301		17,288,470

(1)  Based on an assessment made on July 01,2016, were identificable the fair values of the assets adquired and liabilities assumed in the acquisition.

The fair value of the consideration transferred was composed as follows:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Adjustment to the cost acquisition related to the fair value of the firm commitment (2)	1,623,103
Fair value of the consideration transferred	17,288,470

(1) Includes the IOF collection, and withholding Income Tax; and

(2) Includes the results from changes to the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement in the financial position hired with the objective of protecting the effects of exchange rate variation of the firm commitment, though the use of a hedging instrument derivative.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil, as follows:

           20     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
Shareholders’ equity acquired	9,294,301
Fair value of assets acquired and liabilities assumed	(221,361)
Intangible assets acquired	3,993,743
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Fair value of the consideration transferred	17,288,470

These acquisitions were recorded on the business combination method and the companies were consolidated from the date that the majority control was acquired.

The goodwill on acquisition, in the amount of R$ 4,221,787 thousand, recorded by Bradesco, is not amortized and is subject to annual impairment test. Goodwill is attributed to the expected future profitability of the respective businesses acquired and to the strengthening of Bradesco's strategy to strengthen its presence throughout the national territory, giving a greater degree of competition in a highly competitive market, so as to take advantage of the synergies generated by the products and base of HSBC Brasil customers, which are complementary.

b)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest
			December 31
			2017	2016
Banco Alvorada S.A.	Banking	Brazil	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00%	100.00%
Banco Boavista Interatlântico S.A. (1)	Banking	Brazil	-	100.00%
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	Luxembourg	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00%	100.00%
Banco Bradescard S.A.	Cards	Brazil	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	Brazil	99.85%	99.81%
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda. (2)	Consortium Management	Brazil	100.00%	100.00%
Bradseg Participações S.A.	Holding	Brazil	100.00%	100.00%
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	Brazil	100.00%	100.00%
Odontoprev S.A.	Dental care	Brazil	50.01%	50.01%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	Brazil	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	Brazil	100.00%	100.00%
Bradesco Saúde S.A.	Insurance / Health	Brazil	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	Brazil	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	Brazil	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00%	100.00%
Tempo Serviços Ltda.	Services	Brazil	100.00%	100.00%
União Participações Ltda.	Holding	Brazil	100.00%	100.00%
Banco Losango S.A.	Banking	Brazil	100.00%	100.00%
Kirton Administradora de Consórcios Ltda (2)	Consortium management	Brazil	-	100.00%
Kirton Bank Brasil S.A.	Banking	Brazil	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	Brazil	99.97%	99.97%
Kirton Capitalização S.A. (3)	Capitalization bonds	Brazil	100.00%	99.97%
Kirton Seguros S.A. (4) (5)	Insurance	Brazil	98.54%	98.08%
Kirton Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00%	100.00%
Kirton Participações e Investimentos Ltda (5)	Holding	Brazil	-	100.00%

Bradesco       21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1)    In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. with an increase in subscription for shares;

(2)    In May 2017, Kirton Administradora de Consórcios Ltda. was merged into Bradesco Administradora de Consórcios Ltda.;

(3)    Increase in interest, by means of acquisition of shares held by minority shareholders;

(4)    Increase in interest by means of subscription of shares in July 2017; and

(5)    Company merged into Kirton Seguros S.A., in July 2017.

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

           22     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.     Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.    Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

iv.    Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•        restricted activities;

•        a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;

•        thin capitalisation, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and

•        financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v.     Transactions with and interests of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.    Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

c)      Foreign currency translation

                    i.       Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

           24     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•   Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•   Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

d)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and  which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19(b) – “Cash and cash equivalents”.

e)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Financial assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

f)       Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following four categories: measured at fair value through profit or loss; available for sale; held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Measured at fair value through profit or loss

Financial assets are initially recorded at fair value with subsequent changes to the fair value  recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

-   Financial assets held for trading (non-derivatives)

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking. Derivative financial instruments are also categorized as held for trading.

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value of non derivative assets are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income on financial assets held for trading are included in “Net interest income”. For the treatment of derivative assets see Note 2(f)(iii).

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an undefined period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates, equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and, subsequently, are measured at fair value with gains and losses being recognized in the consolidated statement of other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income. See Note 2(f)(viii)

           26     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

for more details of the treatment of impairment losses.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated as at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the consolidated statement of income.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market, that have not been designated as “available for sale” or “at fair value through profit or loss” and that the Organization has no intention of selling, either immediately or in the near term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as “Impairment of loans and advances”.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of derivatives see Note 2(f)(iii).

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified as at fair value through profit or loss. Initially they are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.”

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value, the counterparty's and the entity's own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognised and the modified financial asset is recognised as a new financial asset and initially measured at fair value.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more common other instruments the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized at amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         the granting to the borrower of a concession that the lender would not otherwise consider for economic or legal reasons relating to the borrower’s financial difficulty;

•         when it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event cannot yet be identified at the level of the individual financial assets in the portfolio, including:

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)      adverse changes in the payment status of group assessed borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets for which the assessment indicates that there is no specific impairment are assessed as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are assessed as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers product type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment losses, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts

           30     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

previously written off are credited to the consolidated statement of income.

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above, in order to identify an impairment event.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered objective evidence of impairment resulting in the recognition of an impairment loss.

If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement.

If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are recognized in other comprehensive income.

g)      Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

h)      Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(k) below), if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/(expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

i)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchase intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(k) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment, (see Note 2(b)(ii)). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see Note 2(k) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(k) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if necessary.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(k) below) is immediately recognized in the consolidated statement of income.

j)       Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial lease.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

As a lessor, the Organization has substantial finance lease contracts, both in value and total number of contracts.

i.        Finance Leases

Finance lease assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the lease receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from lease is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

k)     Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the  asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

The recoverable amount is the higher of an asset/CGU’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

l)       Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

m)     Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent Liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and should only be disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. Contingent assets for which the expectation is the outcome will be favorable are only disclosed in the financial statements, when material.

n)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39 – Financial Instruments.

o)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The Provision for Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be settled (PSL) at the base date of calculation. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 semesters for the branches of damages and the last 11 quarters for the extended guarantee business, in order to establish a future projection by period of occurrence of occurrence and also considers the estimate of claims

           36     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the regulation process. Until the base date of December 2016, only IBNR was constituted, without IBNER segregation. This change in methodology was made in January 2017 in the automobile portfolio in order to allow better allocation of capital among the loss provisions, and had no impact on the results of the Organization.

The reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

The reserve for related expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

The Complementary Reserve for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(o)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other technical provisions (OPT) correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance, excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts and includes an estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions to be received for these benefits.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The reserve for IBNR is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters, to establish a future projection per period of occurrence. A residual cause study is carried out to forecast the claims reported after 10 semesters of the date of occurrence. The change in the calculation methodology of IBNP, which considered 16 semesters of claims development, to reflect a higher level of precison in the estimate within the current portfolio of the Organization . The change generated a reduction of approximately R$ 180 million in the provision of IBNR, net of reinsurance.

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test. LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions and improvement using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For products structured under a capitalization regime, the reserve covers the expected expenses related to incurred claims and also claims expected to be incurred in the future.

iii. Health and Dental Insurance

The reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months for health insurance and 18 months for dental insurance, to establish a future projection per period of occurrence

The provision for unsettled claims (PSL) is based on claims received up to the reporting date, including judicial claims and related costs adjusted for inflation.

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 4.5% annual discount rate (5.1% in 2016); the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", and considering a discount rate of 4.5% per annum (5.1% in 2016).

The unearned premium or contribution reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 4.5% per year (5.1% in 2016).

iv. Operations with DPVAT Insurance

Revenues from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the

           38     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Normative Resolution nº 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE).

The mathematical reserve for unvested benefits (PMBaC) is constituted to the participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes.

The mathematical reserve for unvested benefits (PMBaC) related to life insurance with survival coverage and unrestricted benefit pension plans (VGBL and PGBL), and defined contribution plans, includes the contributions, received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(n)(vi)). LAT is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest versions disclosed improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the passive adequacy test (LAT).

The Financial Surplus Provision (PEF) corresponds to the financial result, which exceeds the guaranteed minimum profitability of contracts with a financial surplus participation clause.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for IBNR is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters (16 semesters in 2016) to establish a future projection by period of occurrence.

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was approved by SUSEP.

According to SUSEP Circular no 517/2015 and subsequent changes, the test was segmented between life insurance and pension products and property coverage, and liabilities related to DPVAT insurance were not included in the adequacy test.

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Administration.

The cash flows related to future premiums not recorded in the PPNG were only included in the projections when the result of the LAT without these values was negative.

The projected average loss ratio was 42% for individual and collective individuals, obtained from analysis based on triangles for the development of Company claims generated with information from January 2007.

The calculation of LAT made for the base date December 2017, considered the update of the assumption of Rate of Conversion into Income (TCR) of PGBL and VGBL pension plans.

The result of the liability adequacy test for life insurance was fully recognized in the income statement, as set out in SUSEP Circular No. 517/15 (note 35a).

•     Property Coverage

The expected present value of cash flows relating to claims incurred - primarily claims costs and salvage recoveries - was compared to the technical provisions for claims incurred - PSL and IBNR.

           40     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions - PPNG and PPNG-RVNE.

The projected average loss ratio was 15.19% for the Extended Guarantee segment and 50.21% for the elementary lines, which were strongly influenced by the estimate of the future premium of the housing insurance portfolio, which is characterized by low loss ratio and long terms , since it accompanies the period of financing of the property.

The average reinsurance projected in the study, calculated on the basis of reported claims was 2.05%.

The result of the liability adequacy test, for property coverage, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

p)      Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency to reinsure risks all other reinsurance operations must be with national missing If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

q)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of twelve months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a twenty-four month period and life assurance expenses are appropriated in the twelve-month period.

r)    Financial guarantees

     Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

     Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure to be probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

s)      Employee benefits

IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE. The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A..

Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

In addition to the PGBL previously presented, the participants transferred from the defined benefit plan are assured a deferred proportional benefit until the date of migration. For participants in the defined benefit plan, whether or not transferred to the PGBL, retired participants and pensioners, the present value of the actuarial liabilities of the plan is fully covered by guarantee assets applied in the FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and deducted by the fair value of any plan assets. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the reporting date are discounted to their present value.

           42     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

t)       Capitalization bonds

The liability for capitalization bonds is registered in the line ‘Other liabilities’. Financial liabilities and revenues from capitalization bonds are accrued at the time bonds are issued.

Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and the deposit portion of each payment is remunerated at the referential rate (TR) plus 0.5% per month, which is used to determine the liability.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR) +0.5% of interest, even  if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IAS 39 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

u)      Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

v)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

w)     Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs.

Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account (result) or unearned premium or contribution reserve (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A., respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of reinsurance premiums granted under proportional contracts is carried out in a manner consistent with the related insurance premium, while the deferral of premiums for non-proportional reinsurance contracts is carried out according to the period of validity of the respective reinsurance contracts.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of twenty-four months in health insurance operations and by the term of twelve months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

x)      Income tax and social contribution

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

           44     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law no 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

By virtue of the amendment of the rate, the Organization Bradesco constituted, in September 2015, a supplement to the deferred tax asset of social contribution, considering the annual expectations of realization and the respective rates in force in each period, according to the technical study conducted.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax assets are amounts of taxes to be recovered through restitution or offset with taxes due from excess of taxes paid in relation to the current and / or previous period.

Current tax expenses are the expected amounts payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•                temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•                temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

y)       Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Directors and Deputy Directors. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

z)      Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

(i)           Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

(ii)           Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

(iii)           Dividends payable

Dividends on shares are paid and provisioned during the year. In the Meeting of Shareholders are destined at least the equivalent of 30% of the annual net income, in accordance with the the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

(iv)           Capital transactions

           46     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors, the CEO and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee (COGIRAC), whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control.

This committee is assisted by the Capital Management Executive Committee, and Risk Management Executive Committees in managing a) Credit risk, b) Market and Liquidity risk, c) Operational and Social and Environmental risk and d) Bradesco’s Insurance Group and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

To comply with Resolution 4.557/17 of the National Monetary Council (CMN), the Risk Committee was implemented in order to also assist the Board of Directors in the performance of its assignments related to risk and capital management, and the position of Chief Risk Officer (CRO) was formalized, which, among other responsibilities, exercises the supervision of the development, implementation and performance of the risk management structure, including its improvement, on independent basis and reporting to the Risk Committee, CEO and Board of Directors.

The Integrated Risk Control Department (DCIR), whose mission is to promote and to implementing risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Brazilian Central Bank rules for risk management activities.

Risk appetite

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization, and guides the strategic and business plans, driving the budget planning and allowing Senior Management to optimize the allocation of capital at acceptable risk levels and types.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Risk Appetite Statement is reviewed on annual basis, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions :

•        Solvency : to maintain a proper capital level, even on prospective basis, to cover unexpected losses, situations of stress and business opportunities, in compliance with regulatory requirements, thus ensuring the soundness of the Organization;

•        Profitability: to remunerate its capital on sustainable basis, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business;

•        Liquidity: to maintain diversified and low cost sources of funding through interconnected network and dynamic and proper segmentation to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios;

•        Loan: to focus on domestic public, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted and maintaining proper levels of provisions and concentrations;

•        Market: to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude; and

•        Operational: to mitigate operating risks related to frauds, corruption, intentional violations of legislative or regulatory requirements, as well as to mitigate human or procedural errors in the performance of supporting and business activities.

More detailed information about the Risk Appetite Statement is available in the Risk Management Report - Pillar 3 published at http://www.bradescori.com.br.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Organization.

The Board of Executive Officers and Board of Directors are responsible for the approval of the program, guidelines to be followed and for the approval of the scenarios and results of stress tests.

Stress tests are used as tool for the management of risks, in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy, and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified as inconsistent with the risk appetite of the Organization.

           48     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly loans and advances, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization exercises complete control over its net position (the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s  to its customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing  the security, quality and liquidity of the lending. The process is guided by the risk-management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate

       44     IFRS – International Financial Reporting Standards – 2017

Bradesco       49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors, depending on the amounts involved.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by (CMN) Resolution 4,327/14 and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses an eighteen-level scale, in which fourteen levels represent performing loan operations, ensuring greater compliance with the requirements of the Basel Capital Accord.

Risk ratings for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out in a corporate manner and periodically monitored in order to preserve the quality of the credit portfolio.

For individuals, in general, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the

           50     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1
2	AA2
3	AA3
4	A1
5	A2	Low risk
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	C4	Medium risk
14	D
15	E
16	F	High risk
17	G
18	H

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

The credit risk monitoring area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up done in the credit risk area of the DCIR. The Department advises the Executive Committee on Credit Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this committee are reported to the COGIRAC, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, deliquency, credit recoveries, gross and net losses, limits and concentrations of portfolios, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, being reviewed at least once a year.

       46     IFRS – International Financial Reporting Standards – 2017

Bradesco       51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

           52     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments.

	R$ thousand
	On December 31
	2017	2016
Cash and balances with banks	81,742,951	72,554,651
Derivative financial instruments	13,866,885	16,755,442
Loans and advances to banks	32,253,205	94,845,534
Loans and advances to customers	373,813,665	392,083,873
Other financial assets	599,199,362	497,974,002
Total items recorded in the balance sheet (1)	1,100,876,068	1,074,213,502
Total items not recorded in the balance sheet (Note 41)	283,089,393	316,298,033
Total risk exposure	1,383,965,461	1,390,511,535

(1)    Collaterals are mainly represented by: securities, properties, financial investments, sureties and guarantees.

The Organization's maximum credit risk exposure was R$ 1,383,965,461  thousand in 2017, which was an reduction of 0.5% compared to 2016.

Of this exposure, R$ 81,742,951 thousand, or 5.9% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Operations classified as “Other financial assets” item totaling R$ 599,199,362 thousand (43.3% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value, represented by “Financial assets held for trading” R$ 241,710,041 thousand (2016 – R$ 213,139,846  thousand), “Financial assets available for sale” R$ 159,412,722 thousand (2016 – R$ 113,118,554 thousand) and “Investments held to maturity” recognized as amortized cost in the amount of R$ 39,006,118 thousand (2016 – R$ 43,002,028 thousand).

In 2017, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 283,089,393 thousand (2016 - R$ 316,298,033 thousand), reaching a level of 20.5% (2016 – 22.6%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 419,933,755 thousand, representing 30.3% of the total exposure, including derivatives of R$ 13,866,885 thousand, loans and advances to banks of R$ 32,253,205 thousand and loans and advances to clients of R$ 373,813,665 thousand.

Derivative Financial Instruments

	R$ thousand
	On December 31
	2017	2016
Traded in the stock exchange	88,120	1,068,418
OTC contract	13,778,765	15,687,024
Total	13,866,885	16,755,442

In relation to derivatives, 99.4% of the total, refers basically to over-the-counter contracts, stock exchange depositories. Of the total of the Derivative financial instruments, 93.0% is assessed to have "low credit risk" by the Organization's internal procedures.

Bradesco       53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	On December 31
	2017	2016
Low risk	32,253,205	94,845,534
Medium risk	-	-
High risk	-	-
Total	32,253,205	94,845,534

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating C4 - D; and High risk: Ratings E – H.

None of the loans and advances to banks are classified as past-due or impaired. In addition, the portfolio has no debt-restructuring history.

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither past due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss classified as impaired.

The Organization’s loans and advances to customers are classified as “impaired” when they fall in at least one of the following situations: (a) are delinquent more than 90 days, except for housing loan operations secured by residential property (overdue more than 180 days) and/or; (b) have incurred a loss and/or; (c) have been renegotiated and/or; (d) have been reclassified as a higher risk level; and/or (e) have been subject to bankruptcy events. The internal models used by the Organization are based on client or product.

	R$ thousand
	On December 31
	2017	2016
Neither past due nor impaired (i)	321,595,918	337,337,152
Past due but not impaired (ii)	10,684,314	12,612,906
Impaired (iii)	41,533,433	42,133,815
Total loans and advances to customers	373,813,665	392,083,873
Impairment of loans and advances	(27,055,566)	(24,780,839)
Net amount	346,758,099	367,303,034

The portfolio of loans and advances to customers presented a reduction of 4.7% from 2017 to December 2016.

           54     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	On December 31
	2017	2016
Low risk	309,535,667	325,170,838
Medium risk	9,895,319	10,269,218
High risk	2,164,932	1,897,096
Total	321,595,918	337,337,152

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 321,595,918 thousand in 2017.

Of the total transactions, 96.2% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not classified as being impaired in the collective analysis and those which are not impaired based on the individual analysis.

For the purpose of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the full contractual amount plus accrued interest.

The loans and advances to customers which are not individually material, which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, it is not necessary to record an individual impairment loss and, accordingly, the asset is then subject to a collective loss analysis.

	R$ thousand
	On December 31
	2017	2016
Past due up to 60 days	8,177,461	9,737,697
Past due between 61 and 90 days	2,302,186	2,608,305
Past due for more than 90 days	204,667	266,904
Total	10,684,314	12,612,906

The above table shows loans and advances, which despite being past due, do not provide indications of possible impairment. This amount represented 2.9% of the portfolio in 2017 (2016 – 3.2%).

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)     Loans and advances to customers impaired

	R$ thousand
	On December 31
	2017	2016
Portfolio not yet due	20,342,024	17,567,703
Past due up to 60 days	2,915,081	4,067,322
Past due between 61 and 90 days	1,279,795	1,284,035
Past due for more than 90 days	16,996,533	19,214,755
Total	41,533,433	42,133,815

Loans and advances to customers impaired reached R$ 41,533,433 thousand and accounted for 11.1% of the total portfolio in 2017 (2016 - 10.7%).

By type of loan category

The following table presents the loans and advances impaired by category:

	R$ thousand
	On December 31
	2017	2016
Credit card	6,158,265	5,962,131
Working capital	6,052,758	5,940,498
Personal credit	4,632,789	4,951,949
Housing loans	4,071,447	2,553,802
Financing and export	2,770,221	2,456,658
Vehicles – CDC (Direct consumer credit)	1,333,748	1,651,852
Rural loans	982,699	946,282
Onlending BNDES/Finame	780,985	1,052,671
Overdraft for individuals	638,506	882,992
Acquisition of assets	295,944	459,574
Overdraft for corporates	256,271	406,296
Other	13,559,800	14,869,110
Total	41,533,433	42,133,815

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

           56     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2017	2016
Opening balance	17,501,423	12,728,723
Additional renegotiated amounts, including interest	16,185,863	18,777,814
Payments received	(10,108,040)	(8,997,802)
Write-offs	(6,395,377)	(5,007,312)
Closing balance	17,183,869	17,501,423
Impairment of loans and advances	(10,853,777)	(10,346,397)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	6,330,092	7,155,026

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	63.2%	59.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.6%	4.5%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.8%	1.9%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Concentration of credit risk in loans and advances

	On December 31
	2017	2016
Largest borrower	2.5%	2.3%
10 largest borrowers	8.2%	8.5%
20 largest borrowers	12.2%	12.6%
50 largest borrowers	17.8%	18.5%
100 largest borrowers	22.2%	23.0%

Bradesco       57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	On December 31 - R$ thousand
	2017	%	2016	%
Public sector	9,676,927	2.6	8,813,581	2.2
Oil, derivatives and aggregate activities	9,410,382	2.5	8,813,581	2.2
Production and distribution of electricity	1,322	-	-	-
Other industries	265,223	0.1	-	-
Private sector	364,136,738	97.4	383,270,292	97.8
Companies	190,148,345	50.9	212,344,421	54.2
Real estate and construction activities	29,383,442	7.9	33,888,418	8.6
Retail	23,935,638	6.4	25,346,471	6.5
Services	17,996,533	4.8	18,172,147	4.6
Transportation and concession	14,190,284	3.8	17,044,780	4.3
Automotive	10,014,454	2.7	13,148,526	3.4
Food products	8,866,028	2.4	10,870,635	2.8
Wholesale	9,045,916	2.4	10,704,646	2.7
Production and distribution of electricity	7,360,804	2.0	8,255,265	2.1
Siderurgy and metallurgy	7,001,290	1.9	7,800,237	2.0
Sugar and alcohol	7,042,811	1.9	7,514,693	1.9
Other industries	55,311,145	14.8	59,598,603	15.2
Individuals	173,988,393	46.5	170,925,871	43.6
Total portfolio	373,813,665	100.0	392,083,873	100.0
Impairment of loans and advances	(27,055,566)		(24,780,839)
Total of net loans and advances to customers	346,758,099		367,303,034

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loans and advances portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows, which are reviewed regularly in order to constantly improve the models and to ensure that  the provision is sufficient.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of the existence of evidence of one or more objective loss events. As sometimes it may not be possible to identify a specific event that has caused a loss in the recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective and affect a group of assets as a result, for example, interest or exchange rate variations or a reduction in the activity level of one or more economic sectors.

For individually significant clients with specific objective evidences of impairment, the impairment loss is estimated by individual analysis, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients with specific objective evidence of impairment, the, impairment loss is estimated using proprietary historic loss experience models which are based on observable information on the calculation date.

           58     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients, are evaluated collectively using the Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is determined differently for each segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the default of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as being impaired.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Loans and advances to banks  are normally written off when they are overdue for 180 to 360 days. Loans and advances to banks with remaining maturities of at least 36 months are normally written off when they are overdue for 360 to 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one of the counterparties buys protection against a credit risk of a particular financial instrument and its risk is transferred to the counterparty that sells the protection. Normally, it receives a remuneration over the life of the operation. In the event of default by the borrower, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the selling counterparty receives the underlying asset in exchange for said payment.

On December 31, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$ 468,214 thousand (R$ 114,069 thousand in 2016) and “bonds of the Brazilian public debt” in the amount of R$ 116,773 thousand (R$ 668,115 thousand in 2016) and in 2016 the risk transferred in credit swaps whose underlying assets are “securities the Brazilian public debt” was R$ (16,296) thousand, amounting to a total net credit risk value of negative R$ 584,987 thousand (R$ 765,888 thousand in 2016), with an effect on the calculation of required shareholders’ equity of negative R$ 49,162 thousand (R$ 11,977 thousand in 2016). The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ 195 thousand (R$ (1,067) thousand in 2016). There were no credit events, as defined in the agreements, during the period.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

            Offsetting of financial assets and liabilities

In accordance with IFRS 7, Bradesco must present the amounts related to financial instruments subject to master clearing agreements or similar agreements. In accordance with IAS 32, a financial asset and a financial liability are offset and their net value presented in the Consolidated Balance Sheet when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to compensation.

	R$ thousand
	On December 31, 2017
	Amount of financial assets, gross	Related amount offset in the Balance Sheet	Net amount
Interbank investments	123,691,195	-	123,691,195
Derivative financial instruments	13,866,885	-	13,866,885

	R$ thousand
	On December 31, 2017
	Amount of financial liabilities, gross	Related amount offset in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	233,467,544	-	233,467,544
Derivative financial instruments	14,274,999	-	14,274,999

	R$ thousand
	On December 31, 2016
	Amount of financial assets, gross	Related amount not cleared in the Balance Sheet	Net amount
Interbank investments	84,728,590	-	84,728,590
Derivative financial instruments	16,755,442	-	16,755,442

           60     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Amount of financial liabilities, gross	Related amount not cleared in the Balance Sheet	Net amount
Securities sold under agreements to repurchase	241,978,931	-	241,978,931
Derivative financial instruments	13,435,678	-	13,435,678

On December 31, 2017 and 2016, Bradesco does not have financial instruments in its balance sheet as a result of failing to meet the IAS 32 compensation criteria, or because it has no intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits independently monitored on a timely basis.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution no 4,557/17, of (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process, is also revised at least once a year by the Committees and approved the Board itself.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•       Value at Risk (VaR);

•       Stress;

•       Income;

•       Financial Exposure / Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

The Banking Portfolio is monitored with the following limits:

•       Interest rate risk limit.

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gama-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate (includes, in its consolidation basis, entities located in the country and abroad, financial institutions, similar to financial institutions over which the institution has direct or indirect control, in addition to investment funds pursuant to Resolution No. 4,280/13 of CMN) are determined on a credit risk basis, as per Central Bank of Brazil resolution, ie, are not included in the market risk calculation.

           62     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the Economic Value of Equity (EVE) methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

To measure the Banking Portfolio interest rate risk, the premise of prepayment of loan is not used. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. After all the deductions related to demand and savings deposits, for example, the required compulsory deposits held at Brazilian Central Bank, the remaining balance (free funds) is allocated in accordance with the maturity flows of fixed-rate lending operations, and in the case of savings, the risk factor considered for its mapping is the TR coupon.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the CEGRIMEL for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from by the Securities, Commodities and Futures Exchange and the Secondary Markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•           Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, the Organization uses its best efforts to estimate the market value of the financial instruments;

•           Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•           Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•           Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•           Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas - AVIM and by Regulatory Agencies.

In December 2014, the (CMN) published Resolution 4,389/14, which amended Resolution 4,277/13. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Independent Risk Model Validation

The Organization uses models to manage and measure risks and capital, which are developed based on specialist knowledge or on statistical, economic, financial or mathematical theories, which support and facilitate the structuring of critical issues and enable standardization and fast decision-making.

To identify, mitigate and control the risks independent of the use of the models in the decision-making process, there is the AVIM, whose main purpose is to evaluate if the models work according to the intended objectives, as well as if their results are suitable for the uses for which they are intended.

Independent Validation of Models adopts a methodology that encompasses quantitative and qualitative dimensions, evaluating the adequacy of processes, governance, the construction of models and their premises, the use and monitoring of models:

Qualitative

•         Scope of the model: scope or coverage of the model, which includes its goal, the type of risk addressed, companies exposed to this type of risk, portfolios, products, segments, channels, and etc;

•         Application of the Model: aspects of the use of the model, which includes the definition of model, the reasonability in the use of the model's factors, the flow and the timeliness of the information for the decision-making process; and

•         Technological Environment and Data Consistency: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also includes data consistency, taking into consideration the functionalities of version and access controls, backup, traceability, changes in parameters, data quality, system contingency and automated controls.

Quantitative

•         Measurement System: challenge to the risk measurement procedures, both base and stress, including the definition, implementation and internal validation of the method, which consists of methodology, assumptions, parameters, calculation routine, input data and results; and

           64     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•         Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, it’s from AVIM, which uses structures that are already implemented and settled in the Organization to avoid overlapping tasks. Its results are reported to the managers and to the Committee of Integrated Risk Management and Capital Allocation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once a week by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined every fifteen days by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, and they are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Organization created specific rules that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       control and classify the transactions,  respecting the exposure and risk limits in effect;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of their effectiveness, as well as their accounting implications.

Cash flow Hedge

On December 31, 2017, Bradesco maintained the following cash flow hedges: (i) with the objective of protecting the cash flow of interest income from securities investments, related to the risk of DI interest rates, using DI Futures contracts at B3, amounting to R$16,030,487 thousand (2016 - R$21,502,218 thousand), to hedge DI securities, amounting to R$14,708,544 thousand (2016 - R$21,476,571 thousand), with the maturity between 2018 and 2019, making the cash flows fixed. The adjustment to the market, registered in the shareholders' equity, of R$40,060 thousand (2016 - R$43,190 thousand), net of tax effects was R$ 24,036 thousand (2016 - R$25,914 thousand); (ii) with the objective of protecting cash flow from interest payments on capitalizations, referring to the risk of DI interest rates by using DI Futuro contracts in B3, totaling R$6,769,979 thousand, with the object of hedge as funds referenced to the DI, amounting to R$6,671,048 thousand in terms of maturities between 2018 and 2020, making the cash flows fixed. The adjustment to market, recorded in shareholders' equity, of R$(84,044) thousand, net of tax effects was R$(50,426) thousand; and (iii)aiming at hedging the exchange variation on future cash flows, whose functional currency is other than Reais, using Forward contracts, in the amount of R$1,110,888 thousand, with the purpose of hedging the investment abroad denominated in MXN (Mexican Peso), in the amount of R$582,567 thousand. The mark-to-market adjustment these operations, recorded in shareholders' equity was R$ (59,739) thousand, net of tax effects was R$(35,843) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

Standardized and “Continuous Use” Derivatives

Organization’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

           66     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial Exposure – Trading Portfolio (Fair value)

Risk factors	R$ thousand
	On December 31
	2017		2016
	Assets	Liabilities	Assets	Liabilities
Fixed rates	11,614,849	6,184,099	33,026,609	13,806,553
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	1,053,893	532,957	330,819	404,612
Exchange coupon	1,808,598	1,658,084	997,507	878,284
Foreign Currency	1,808,598	2,103,715	1,005,349	1,024,526
Equities	461,957	468,911	-	-
Sovereign/Eurobonds and Treasuries	560,619	360,252	2,301,628	906,361
Other	257,537	98,517	218,421	-
Total	17,566,051	11,406,535	37,880,333	17,020,336

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2017 was R$ 14,417 thousand, with the interest rate risk as the largest participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2017	2016
Fixed rates	8,956	20,704
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	2,751	416
Exchange coupon	48	64
Foreign Currency	2,925	224
Sovereign/Eurobonds and Treasuries	826	3,230
Equities	289	-
Other	1	2
Correlation/diversification effect	(1,379)	(1,892)
VaR at the end of the year	14,417	22,748

Average VaR in the year	24,024	19,910
Minimum VaR in the year	5,499	9,408
Maximum VaR in the year	100,640	36,726

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gama–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative. In this model, risk value is extrapolated to the regulatory horizon(1) (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2017		2016
	VaR	Stressed	VaR	Stressed
Interest rate	37,659	48,400	70,231	149,043
Exchange rate	7,715	17,300	12,966	27,713
Commodity price (Commodities)	1,110	200	12	29
Equities	2,065	7,400	-	-
Correlation/diversification effect	36,429	240	(1,872)	(8,296)
VaR at the end of the year	84,978	73,540	81,337	168,489

Average VaR in the year	87,358	107,059	70,249	179,169
Minimum VaR in the year	24,945	26,803	38,810	83,230
Maximum VaR in the year	369,342	236,895	131,105	247,814

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters no 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

(1) The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Brazilian Central Bank, is adopted.

           68     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetic P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR only once, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$ 168,751 thousand in 2017 (2016 – R$ 198,274 thousand), and the maximum estimated loss in the year of 2017 would be R$ 387,884 thousand (2016 – R$ 371,395 thousand).

	R$ thousand
	On December 31
	2017	2016
At the end of the year	103,949	338,004
Average in the year	168,751	198,274
Minimum in the year	53,426	87,152
Maximum in the year	387,884	371,395

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

(2) Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Scenario 1:   Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1 base point for interest rates and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.17 was used, while for a 1-year fixed interest rate of 6.90%, a scenario of 6.91%  was applied;

Scenario 2:  25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.93 was used, while for a 1-year fixed interest rate of 6.90%, a 8.62% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.14 a scenario of R$ 4.72 was used, while for a 1-year fixed interest rate of 6.90%, a 10.35% scenario was applied; The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate	Exposure subject to variations in fixed interest rates and interest rate coupons	(359)	(61,497)	(120,385)	(1,074)	(293,350)	(568,367)
Price indexes	Exposure subject to variations in price index coupon rates	(147)	(17,576)	(33,298)	(26)	(3,723)	(7,174)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(420)	(839)	(2)	(224)	(437)
Foreign currency	Exposure subject to exchange rate variations	(1,629)	(40,736)	(81,473)	(106)	(2,649)	(5,297)
Equities	Exposure subject to variation in stock prices	(1,215)	(30,378)	(60,757)	-	-	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,469)	(61,730)	(123,461)	(1,464)	(11,649)	(24,751)
Other	Exposure not classified in other definitions	-	-	-	-	(19)	(39)
Total excluding correlation of risk factors		(5,828)	(212,337)	(420,213)	(2,672)	(311,614)	(606,065)
Total including correlation of risk factors		(3,448)	(131,662)	(259,684)	(2,058)	(295,900)	(574,058)

(1)      Values net of taxes.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolio.

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,579)	(2,339,939)	(4,560,181)	(8,994)	(2,466,388)	(4,786,687)
Price indexes	Exposure subject to variations in price index coupon rates	(512)	(56,130)	(107,716)	(9,255)	(1,224,208)	(2,264,187)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,575)	(80,110)	(158,548)	(455)	(49,446)	(93,726)
Foreign currency	Exposure subject to exchange rate variations	(600)	(15,004)	(30,008)	(867)	(21,663)	(43,327)
Equities	Exposure subject to variation in stock prices	(16,289)	(407,237)	(814,475)	(14,817)	(370,420)	(740,841)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(4,978)	(205,764)	(406,054)	(1,786)	(15,940)	(32,801)
Other	Exposure not classified in other definitions	(12)	(307)	(613)	(1)	(28)	(55)
Total excluding correlation of risk factors		(36,545)	(3,104,491)	(6,077,595)	(36,175)	(4,148,093)	(7,961,624)
Total including correlation of risk factors		(26,956)	(2,678,101)	(5,232,466)	(26,893)	(3,691,157)	(7,090,253)

(1)    Values net of taxes.

           72     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.3.  Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the liquidity level according to the risk appetite defined by the board, as well as the contingency plan and recovery for possible stress situations.

The Organization has a Liquidity Risk Management Policy approved by the Board of Directors, which has as one of its objectives to ensure the existence of norms, criteria and procedures for the correct monitoring of this type of risk, as well as the existence of a strategy and of action plans for liquidity crisis situations. The policy and controls established fully comply with the provisions of CMN Resolution 4,557/17.

Control and Monitoring

Liquidity risk management is carried out by the Treasury Department, based on the positions available, by independent area. The DCIR is responsible for the measurement methodology, control of the limits established by type of currency and company (including non-financial), review of policies, standards, criteria and procedures and studies for new recommendations.

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Treasury Asset and Liability Management Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Since October, 2017, the Organization adopted as its main metric also for internal management, Short-Term Liquidity indicator (LCR), as provided by CMN Resolution 4,401/15 of CBB Circular Letter 3,749/16.

LCR - Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow, calculated based on a generic stress scenario. The formula below shows the main components of the indicator:

Bradesco       73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In accordance with the LCR implantation schedule, the level of the ratio between HQLA and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Brazilian Central Bank to capture idiosyncratic and market shocks, considering the period of thirty days. The items below show some of the shocks included in the methodology:

• the partial loss of retail and uncollateralized wholesale funding, as well as short-term funding capacity;

• the additional outflow of funds, contractually foreseen, due to the downgrading of the institution’s credit rating by up to three levels, including eventual additional collateral requirements;

• an increase in the volatility of factors that impact collateral quality or the potential future exposure of derivative positions, resulting in the application of larger collateral discounts or a call for additional collateral or in other liquidity requirements;

• withdrawals of higher than expected amounts from credit/liquidity lines granted; and

• the potential need to repurchase debt or honor non-contractual obligations in order to mitigate reputational risk.

High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Brazilian Central Bank, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next thirty days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

           74     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate:

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
		On December 31 (1)		On December 31 (2)
		2017		2016
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		125,596,242		146,652,484
Number of Line	Cash Outlows
2	Retail funding:	210,005,411	17,749,477	227,352,566	16,702,571
3	Stable funding	135,661,528	6,783,076	140,847,861	4,225,436
4	Less stable funding	74,343,883	10,966,401	86,504,705	12,477,135
5	Non-collateralized wholesale funding:	112,474,083	50,716,519	102,652,197	49,853,687
6	Operating deposits (all counterparties) and affiliated cooperative deposits	8,152,936	407,647	6,226,398	192,711
7	Non-operating deposits (all counterparties)	103,275,838	49,263,563	95,809,211	49,044,388
8	Other non-collateralized wholesale funding	1,045,309	1,045,309	616,588	616,588
9	Collateralized wholesale funding	-	6,656,909	-	5,808,725
10	Additional requirements:	97,751,894	13,746,422	99,952,624	15,328,908
11	Related to exposure to derivatives and other collateral requirements	15,192,265	7,089,564	16,283,688	9,017,294
12	Related to funding losses through the issue of debt instruments	345,574	345,574	33,682	6,332
13	Related to lines of credit and liquidity	82,214,055	6,311,284	83,635,254	6,305,282
14	Other contractual obligations	30,492,461	28,811,462	29,749,147	29,749,147
15	Other contingent obligations	131,133,680	5,160,312	156,190,246	5,581,011
16	Total cash outflows	-	122,841,100	-	123,024,048
Number of Line	Cash Inflows
17	Collateralized loans	161,500,640	-	189,610,077	937,935
18	Outstanding loans whose payments are fully up-to-date	32,424,050	21,009,387	37,529,539	24,090,950
19	Other cash inflows	24,624,328	21,429,233	21,079,562	17,347,511
20	Total cash inflows	218,549,018	42,438,620	248,219,178	42,376,396
			Total Adjusted Amount (5)		Total Adjusted Amount (5)
21	Total HQLA		125,596,242		146,652,484
22	Total net cash outflow		80,402,480		80,647,652
23	LCR (%) (5)		156.2%		181.8%

1)     Calculated based on the simple daily average of the months that compose the quarter (61 observations);

2)     Calculated based on the simple average of the closing of the months that compose the quarter (3 observations);

3)     Corresponds to the total balance related to the item of cash inflows or outflows;

4)     Corresponds to the value after application of the weighting factors; and

5)     Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Brazilian Central Bank, mainly of federal government securities. These net assets resulted in R$125,596,242 thousand, the average of the year of 2017.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 54.0% are redemptions and non-renewals retail and wholesale funding without collateral (unsecured), as shown on the lines 2 and 5 of the table.

Another relevant group refers to the item "Other contractual obligations" (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$ 42,438,620 thousand in the average of the year, stand out the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

Bradesco       75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to Management. This process includes the use of several analysis instruments to monitor liquidity, such as:

•       Daily distribution of liquidity control instruments;

•       Automatic intra-day update of the liquidity reports for appropriate management by the Treasury Department;

•       Preparation of reports with past behavior and future simulations based on scenarios;

•       Daily verification of compliance with minimum liquidity levels;

•       Elaboration of complementary reports where the concentrations of funding by type of product, term and counterparty are presented; and

•       Weekly reports to the Board of Executive Officers, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the lower the liquidity ratios, the higher the number and echelon of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	197,275,471	17,199,209	47,240,285	25,251,295	6,593,477	293,559,737
Deposits from customers	141,846,015	7,519,939	16,476,264	106,861,185	117,268	272,820,671
Funds from issuance of securities	3,346,915	13,222,173	69,548,689	77,143,455	1,503,901	164,765,133
Subordinated debt	896,349	3,705,136	6,942,643	27,064,409	33,166,577	71,775,114
Other financial liabilities (1)	43,606,124	8,785,744	2,290,146	3,711,492	4,046,006	62,439,512
Total liabilities	386,970,874	50,432,201	142,498,027	240,031,836	45,427,229	865,360,167

           76     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	166,104,038	18,369,626	67,893,343	57,316,125	6,602,647	316,285,779
Deposits from customers	137,186,325	9,655,017	16,460,997	87,377,222	103,507	250,783,068
Funds from issuance of securities	10,239,074	11,971,886	78,896,618	91,190,406	1,850,999	194,148,983
Subordinated debt	439,974	2,268,618	11,958,373	24,756,298	32,110,903	71,534,166
Other financial liabilities (1)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	61,590,742
Total liabilities	355,517,060	51,290,873	177,725,471	264,477,698	45,331,636	894,342,738

 (1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, foward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

Bradesco       77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2017
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	279,134	125,468	536,406	12,169,717	166,038	13,276,763
Non-deliverable forwards	201,115	95,761	147,710	66,682	737	512,005
• Purchased	73,599	53,513	90,914	65,640	737	284,403
• Sold	127,516	42,248	56,796	1,042	-	227,602
Premiums of options	551,220	13,510	34,443	63,052	303,200	965,425
Adjustment payables - future	155,305	-	-	-	-	155,305
Total of derivative liabilities	1,186,774	234,739	718,559	12,299,451	469,975	14,909,498

	R$ thousand
	On December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	1,426,666	183,769	546,569	8,695,486	169,285	11,021,775
Non-deliverable forwards	1,772,919	264,887	542,923	158,670	547	2,739,946
• Purchased	212,953	256,669	534,800	150,289	547	1,155,258
• Sold	1,559,966	8,218	8,123	8,381	-	1,584,688
Premiums of options	150,945	28,342	40,154	43,217	-	262,658
Adjustment payables - future	19,164	-	-	-	-	19,164
Total of derivative liabilities	3,369,694	476,998	1,129,646	8,897,373	169,832	14,043,543

           78     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2017
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	81,742,951	-	-	-	-	-	81,742,951
Financial assets held for trading	15,181,714	10,934,575	5,501,249	146,527,365	56,173,284	7,391,854	241,710,041
Financial assets available for sale	2,422,266	9,392,915	19,351,886	83,816,085	33,391,763	11,037,807	159,412,722
Investments held to maturity	7,753	2,454	19,205	10,284,940	28,691,766	-	39,006,118
Financial assets pledged as collateral	25,977,537	111,922,357	2,543,922	40,965,417	2,565,940	-	183,975,173
Loans and advances to banks	23,136,673	3,544,426	3,387,187	1,754,483	424,955	-	32,247,724
Loans and advances to customers	55,830,036	80,715,548	51,526,092	114,151,120	44,535,303	-	346,758,099
Other financial assets (1)	25,375,820	1,340,567	1,807,856	11,322,882	1,872,358	-	41,719,483
Total financial assets	229,674,750	217,852,842	84,137,397	408,822,292	167,655,369	18,429,661	1,126,572,311

Liabilities
Deposits from banks	197,177,061	29,640,587	31,589,994	22,221,075	5,328,751	-	285,957,468
Deposits from customers (2)	142,525,722	11,400,607	10,531,633	97,523,112	27,371	-	262,008,445
Financial liabilities held for trading	13,552,386	201,643	81,073	134,649	305,248	-	14,274,999
Funds from issuance of securities	3,422,727	31,299,770	48,540,240	51,142,979	768,374	-	135,174,090
Subordinated debt	738,929	9,428,997	640,536	20,767,242	18,603,697	-	50,179,401
Insurance technical provisions and pension plans (2)	207,499,559	2,411,996	939,034	28,239,001	-	-	239,089,590
Other financial liabilities (3)	43,606,124	8,785,744	2,290,146	3,711,492	4,046,006	-	62,439,512
Total financial liabilities	608,522,508	93,169,344	94,612,656	223,739,550	29,079,447	-	1,049,123,505

	R$ thousand
	On December 31, 2016
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	72,554,651	-	-	-	-	-	72,554,651
Financial assets held for trading	18,475,080	6,768,610	9,759,221	134,589,655	35,837,056	7,710,224	213,139,846
Financial assets available for sale	5,629,209	2,127,660	4,149,003	60,251,675	31,143,446	9,817,561	113,118,554
Investments held to maturity	-	-	-	12,932,440	30,069,588	-	43,002,028
Financial assets pledged as collateral	83,646,950	3,394,834	1,904,827	48,753,065	17,586,901	-	155,286,577
Loans and advances to banks	88,759,292	2,545,217	2,120,712	1,398,574	14,341	-	94,838,136
Loans and advances to customers	58,151,213	87,409,338	54,879,049	125,744,273	41,119,161	-	367,303,034
Other financial assets (1)	25,657,932	633,472	287,442	10,384,379	2,207,966	-	39,171,191
Total financial assets	352,874,327	102,879,131	73,100,254	394,054,061	157,978,459	17,527,785	1,098,414,017

Liabilities
Deposits from banks	162,977,360	63,417,792	19,850,717	50,045,413	5,371,400	-	301,662,682
Deposits from customers (2)	137,252,829	15,331,311	9,457,530	70,641,804	64,455	-	232,747,929
Financial liabilities held for trading	12,428,599	534,525	279,662	192,649	243	-	13,435,678
Funds from issuance of securities	7,295,059	45,280,096	40,140,968	57,237,747	1,148,068	-	151,101,938
Subordinated debt	426,665	3,904,856	7,068,023	21,554,158	19,657,362	-	52,611,064

Bradesco       79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Insurance technical provisions and pension plans (2)	182,739,608	3,342,339	1,306,760	28,451,293	-	-	215,840,000
Other financial liabilities (3)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	-	61,590,742
Total financial liabilities	544,667,769	140,836,645	80,619,800	231,960,711	30,905,108	-	1,028,990,033

(1)  Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and Technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

           80     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, on the reporting date:

	R$ thousand
	On December 31, 2017
	Current	Non-current	Total
Assets
Total financial assets	531,664,989	594,907,322	1,126,572,311
Non-current assets held for sale	1,520,973	-	1,520,973
Investments in associated companies	-	8,257,384	8,257,384
Premises and equipment	-	8,432,475	8,432,475
Intangible assets and goodwill, net of accumulated amortization	-	16,179,307	16,179,307
Taxes to be offset	4,589,981	5,934,594	10,524,575
Deferred income tax assets	-	43,731,911	43,731,911
Other assets	6,602,669	2,531,835	9,134,504
Total non-financial assets	12,713,623	85,067,506	97,781,129
Total assets	544,378,612	679,974,828	1,224,353,440

Liabilities
Total financial liabilities	796,304,508	252,818,997	1,049,123,505
Other reserves	1,349,366	17,141,361	18,490,727
Current income tax liabilities	2,416,345	-	2,416,345
Deferred income tax assets	36,344	1,215,503	1,251,847
Other liabilities	33,460,225	1,917,087	35,377,312
Total non-financial liabilities	37,262,280	20,273,951	57,536,231
Total equity	-	117,693,704	117,693,704
Total liabilities	833,566,788	390,786,652	1,224,353,440

Bradesco       81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2016
	Current	Non-current	Total
Assets
Total financial assets	528,853,712	569,560,305	1,098,414,017
Non-current assets held for sale	1,578,966	-	1,578,966
Investments in associated companies	-	7,002,778	7,002,778
Premises and equipment	-	8,397,116	8,397,116
Intangible assets and goodwill, net of accumulated amortization	-	15,797,526	15,797,526
Taxes to be offset	3,114,609	4,608,602	7,723,211
Deferred income tax assets	-	45,116,863	45,116,863
Other assets	5,278,675	2,720,504	7,999,179
Total non-financial assets	9,972,250	83,643,389	93,615,639
Total assets	538,825,962	653,203,694	1,192,029,656

Liabilities
Total financial liabilities	766,124,214	262,865,819	1,028,990,033
Other reserves	4,293,374	13,999,035	18,292,409
Current income tax liabilities	2,130,286	-	2,130,286
Deferred income tax assets	36,943	1,726,005	1,762,948
Other liabilities	34,917,264	457,509	35,374,773
Total non-financial liabilities	41,377,867	16,182,549	57,560,416
Total equity	-	105,479,207	105,479,207
Total liabilities	807,502,081	384,527,575	1,192,029,656

           82     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 13 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

To fair value securities which have no consistent, regulatory updated, public price source,  Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its level 3 assets and liabilities.

Bradesco       83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	198,273,452	3,975,816	4	202,249,272
Corporate debt and marketable equity securities	3,716,053	8,271,295	352,442	12,339,790
Bank debt securities	1,952,015	6,396,254	-	8,348,269
Mutual funds	4,377,508	-	-	4,377,508
Foreign governments securities	528,010	-	-	528,010
Brazilian sovereign bonds	307	-	-	307
Trading securities	208,847,345	18,643,365	352,446	227,843,156
Derivative financial instruments (assets)	46,601	13,814,312	5,972	13,866,885
Derivative financial instruments (liabilities)	-	(14,264,124)	(10,875)	(14,274,999)
Derivatives	46,601	(449,812)	(4,903)	(408,114)
Brazilian government securities	103,237,635	-	44,123	103,281,758
Corporate debt securities	4,786,078	31,740,856	3,451,696	39,978,630
Bank debt securities	1,086,454	97,399	-	1,183,853
Brazilian sovereign bonds	728,127	-	-	728,127
Foreign governments securities	3,202,547	-	-	3,202,547
Marketable equity securities and other stocks	4,380,606	3,261,732	3,395,469	11,037,807
Available-for-sale securities	117,421,447	35,099,987	6,891,288	159,412,722
Brazilian government securities	53,841,066	-	-	53,841,066
Corporate debt securities	825,287	-	-	825,287
Bank debt securities	4,904,070	-	-	4,904,070
Brazilian sovereign bonds	713,555	-	-	713,555
Financial assets pledged as collateral	60,283,978	-	-	60,283,978
Total	386,599,371	53,293,540	7,238,831	447,131,742

	R$ thousand
	On December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	157,346,640	3,756,680	79	161,103,399
Corporate debt and marketable equity securities	3,740,235	6,356,302	287,145	10,383,682
Bank debt securities	470,676	18,129,451	-	18,600,127
Mutual funds	4,295,403	8,378	-	4,303,781
Foreign governments securities	635,390	-	-	635,390
Brazilian sovereign bonds	1,358,025	-	-	1,358,025
Trading securities	167,846,369	28,250,811	287,224	196,384,404
Derivative financial instruments (assets)	26,632	16,728,802	8	16,755,442
Derivative financial instruments (liabilities)	-	(13,427,053)	(8,625)	(13,435,678)
Derivatives	26,632	3,301,749	(8,617)	3,319,764
Brazilian government securities	59,149,326	-	48,702	59,198,028
Corporate debt securities	2,470,652	38,431,230	1,240,826	42,142,708
Bank debt securities	1,063,157	495,886	-	1,559,043
Brazilian sovereign bonds	401,214	-	-	401,214
Marketable equity securities and other stocks	3,387,158	2,706,578	3,723,825	9,817,561
Available-for-sale securities	66,471,507	41,633,694	5,013,353	113,118,554
Brazilian government securities	61,812,995	-	-	61,812,995
Corporate debt securities	3,899,878	-	-	3,899,878
Bank debt securities	4,742,273	-	-	4,742,273
Brazilian sovereign bonds	102,841	-	-	102,841
Financial assets pledged as collateral	70,557,987	-	-	70,557,987
Total	304,902,495	73,186,254	5,291,960	383,380,709

           84     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those that are not are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps which have corporate debt securities as underlyings.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2017 and 2016:

	R$ thousand
	Financial assets held for trading	Financial assets available for sale	Derivatives	Total

Balance on December 31, 2015	209,210	6,085,190	(20,382)	6,274,018
Included in the statement of income and other comprehensive income	13,155	(1,174,225)	-	(1,161,070)
Acquisitions	3,833	2,178,445	11,793	2,194,071
Write-offs	(7,633)	(445,173)	(28)	(452,834)
Transfer with categories	274,001	(274,001)	-	-
Transfer levels	(205,342)	(1,356,883)	-	(1,562,225)
Balance on December 31, 2016	287,224	5,013,353	(8,617)	5,291,960
Included in the statement of income and other comprehensive income	15,868	(735,002)	-	(719,134)
Acquisitions	74,908	4,019,844	3,714	4,098,466
Write-offs	(25,554)	(1,406,907)	-	(1,432,461)
Balance on December 31, 2017	352,446	6,891,288	(4,903)	7,238,831

In 2016, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 1,562,225 thousand. The transfer refers, basically, to Corporate debt securities, which were based on the fair value obtained from internal pricing models, mainly customer internal rating, began to be calculated based on observable market data (Anbima’s credit curve).

Bradesco       85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2017, 2016 and 2015:

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total

Interest and similar income	25,967	182,269	-	208,236
Net trading gains/(losses) realized and unrealized	(10,099)	(917,271)	-	(927,370)
Total	15,868	(735,002)	-	(719,134)

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total

Interest and similar income	16,518	207,164	-	223,682
Net trading gains/(losses) realized and unrealized	(3,363)	(1,381,389)	-	(1,384,752)
Total	13,155	(1,174,225)	-	(1,161,070)

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total

Interest and similar income	440,791	1,399,443	-	1,840,234
Net trading gains/(losses) realized and unrealized	10,496	1,094,894	-	1,105,390
Total	451,287	2,494,337	-	2,945,624

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2017, 2016 and 2015:

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets pledged as collateral	Total

Net gains/(losses) due to changes in fair value	(10,099)	-	(10,099)
Total	(10,099)	-	(10,099)

           86     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets pledged as collateral	Total

Net gains/(losses) due to changes in fair value	(3,363)	-	(3,363)
Total	(3,363)	-	(3,363)

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets pledged as collateral	Total

Net gains/(losses) due to changes in fair value	9,420	-	9,420
Total	9,420	-	9,420

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2017
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate	(8)	(1,931)	(3,482)	(63)	(14,873)	(26,345)
Price indexes	-	-	-	(10)	(1,269)	(2,394)
Equities	(1,351)	(33,783)	(67,567)	(17,825)	(445,615)	(891,231)

(1)Values net of taxes.

	R$ thousand
	On December 31, 2016
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate	(1)	(271)	(476)	(26)	(6,205)	(11,088)
Price indexes	-	-	-	(8)	(1,047)	(1,953)
Equities	-	-	-	(19,481)	(487,018)	(974,037)

(1)    Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1 base point for interest rates and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.17 was used, while for a 1-year fixed interest rate of 6.90%, a 6.91% scenario was applied;

Scenario 2:  25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.14 a scenario of R$ 3.93 was used, while for a 1-year fixed interest rate of 6.90%, a 8.62% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3:  50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.14 a scenario of R$ 4.72 was used, while for a 1-year fixed interest rate of 6.90%, a 10.35% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

Bradesco       87

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2017
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
· securities purchased under agreements to resell	-	123,691,195	-	123,691,195	123,691,195
Held to maturity	29,182,489	11,963,782	-	41,146,271	39,006,118
Loans and receivables
· Banks (1)	-	32,247,724	-	32,247,724	32,247,724
· Customers (1)	-	-	346,633,592	346,633,592	346,758,099

Financial liabilities
Deposits from banks	-	-	285,716,505	285,716,505	285,957,468
Deposits from customers	-	-	261,760,442	261,760,442	262,008,445
Funds from issuance of securities	-	-	134,890,631	134,890,631	135,174,090
Subordinated debt	-	-	51,012,436	51,012,436	50,179,401

	R$ thousand
	On December 31, 2016
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
· securities purchased under agreements to resell	-	84,728,590	-	84,728,590	84,728,590
Held to maturity	32,875,426	11,379,323	-	44,254,749	43,002,028
Loans and receivables
· Banks (1)	-	94,838,136	-	94,838,136	94,838,136
· Customers (1)	-	-	362,156,027	362,156,027	367,303,034

Financial liabilities
Deposits from banks	-	-	301,497,406	301,497,406	301,662,682
Deposits from customers	-	-	232,224,796	232,224,796	232,747,929
Funds from issuance of securities	-	-	151,622,981	151,622,981	151,101,938
Subordinated debt	-	-	53,436,792	53,436,792	52,611,064

                  (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

           88     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we list the methodologies used to determine the fair values presented above:

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2(f). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals to support the risks inherent to its activities. It includes the preparation of the capital plan, identifying the contingency actions to be considered in stress scenarios.

In line with the strategic guidelines, the Organization manages capital, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

Bradesco       89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The governance structure for the capital management and the Internal Capital Adequacy Assessment Process (ICAAP) is composed by Committees and its highest level body is the Board of Directors. The most important is the Planning, Budget and Control Department, whose mission is to provide the efficient and effective management of the business through strategic management and planning, supporting the Top Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels. The Department is responsible for complying with the provisions of Brazilian Central Bank regarding capital management activities.

Capital Adequacy

This process is followed up daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The determination of the Central Bank, is that the financial institutions permanently maintain capital and additional Common Equity Tier I (Conservation, Countercyclical and Systemic) compatible with the risks from their activities. The risks are represented by Risk-Weighted Asset (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk installments.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

           90     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate:

Calculation basis – Capital Adequacy Ratio	R$ thousand
	Basel III
	On December 31
	2017	2016
	Prudential
Tier I capital	80,084,744	78,762,886
Common equity	75,079,777	73,747,016
Shareholders’ equity	110,457,476	100,442,413
Minority / Other	68,072	60,615
Prudential adjustments (1)	(35,445,771)	(26,756,012)
Additional Capital	5,004,967	5,015,870
Tier II capital	24,588,090	22,363,950
Subordinated debts (Resolution No. 4.192/13)	16,947,024	9,803,498
Subordinated debts (prior to Resolution No. 4.192/13)	7,641,066	12,560,452
Reference Equity (a)	104,672,834	101,126,836

- Credit risk	554,928,771	589,977,243
- Market risk	8,908,205	15,767,767
- Operational risk	47,605,162	50,443,507
Risk-weighted assets – RWA (b)	611,442,138	656,188,517
Banking Book's Interest Rate Risk	3,527,467	4,142,339
Margin (Capital Buffer) (2)	34,226,583	28,084,702
Basel ratio (a/b)	17.1%	15.4%
Tier I capital	13.1%	12.0%
- Principal capital	12.3%	11.2%
- Additional capital	0.8%	0.8%

(1)    As per January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution no 4,192/13; and

(2)    Margin = Minimum (PR – PRE; PR Level I - RWA * 6%; PR Principal - RWA * 4.5%) - Additional Principal Capital.

Bradesco       91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate, regulatory approach:

RWA	R$ thousand
	On December 31
	2017	2016
	Prudential
Credit risk	554,928,771	589,977,243
Risk Weight of 0%	-	-
Risk Weight of 2%	314,012	271,970
Risk Weight of 20%	2,224,147	10,725,736
Risk Weight of 35%	10,208,602	9,114,590
Risk Weight of 50%	25,635,506	32,434,787
Risk Weight of 75%	114,553,059	117,017,519
Risk Weight of 85%	105,938,759	144,006,730
Risk Weight of 100%	261,909,360	239,369,280
Risk Weight of 250%	28,139,531	27,655,131
Risk Weight of 300%	2,920,531	6,825,567
Risk Weight up to 1,250%	3,085,264	2,555,933
Market Risk (1)	8,908,205	15,767,767
Fixed-rate in Reais	5,696,584	10,537,134
Foreign Currency Coupon	838,259	7,028,051
Price Index Coupon	1,756,973	342,400
Interest Rate Coupon	-	13,499
Equities	637,924	67,392
Commodities	449,546	32,466
Exposure to Gold, Foreign Currencies and Exchange	3,657,957	4,194,380
Operational Risk	47,605,162	50,443,507
Corporate Finance	1,369,491	1,380,459
Trading and Sales	1,667,449	2,866,659
Retail	9,308,681	8,349,268
Commercial	21,518,843	20,699,277
Payment and Settlement	6,132,749	10,143,694
Financial Agent Services	3,628,257	3,465,556
Asset Management	3,827,848	3,392,327
Retail Brokerage	151,844	146,266
Total Risk Weighted Assets	611,442,138	656,188,517
Total Capital Requirement	56,558,398	64,798,616
Banking Book's Interest Rate Risk	3,527,467	4,142,339

Addicional Common equity (ACPS) (2)	9,171,632	4,101,178
ACP Conservation	7,643,027	4,101,178
ACP Systemic	1,528,605	-

(1)     For purposes of calculation of the market risk, the capital requirement will be the lower between the internal model and 80% of the standard model, pursuant to Circular Letter No. 3.646/13 of Central Bank of Brazil; and

(2)     In 2017, the value of ACP Conservation represents 1.25% of the amount of RWA. The Systemic ACP represents 0.25% of the amount of RWA (Systemic Relevance Factor determined according to Circular Letter No. 3.768 of the CBB - Total Exposure and GDP of the year before last in relation to the base date: R$ 988.5 billion and R$ 6 trillion, respectively. The contracyclical ACP represents 0% of the amount of RWA, pursuant to Communication No. 31.478 of the CBB with disclosure and effectiveness in December/17, where the RWA of the loan risk to the non-banking private sector (RWACPrNB) is R$ 496.2 billion in Brazil.

           92     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

 Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management aims to ensure, in a permanently solid capital composition to support the development in its activities and ensure appropriate coverage of all risks involved. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization considers it comfortable to maintain a Tier I Capital margin of at least 25% in relation to the minimum capital requirements in the medium and long term, pursuant to the schedule established by the Brazilian Central Bank for the full adoption of Basel III guidelines.

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 17.1%, of which 13.1% and 12.3% was Tier I and Common Equity Tier I respectively. In terms of margin, the amount totaled R$ 34,226,583 thousand, which would allow for an increase of up to R$ 672,758,390 thousand in loan operations (considering the current composition of the portfolio).

Since January 2015, according to the CMN Resolution nº 4,192/13 which deals with the methodology for calculating the ratios of Common Equity Tier 1, Tier 1 and Total Capital, the regulatory scope became the Prudential Conglomerate.

Capital Forecast

The capital management area (ICAAP) and Recovery Plan of DPOC is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Top Management, pursuant to the governance established.

The projections for the next three years present adequate levels of Capital indices, considering the incorporation of net profits and the prudential adjustments due to the increase of the factors established in Article 11 of CMN Resolution 4,192/13 for subsequent periods.

Simulation - Basel III

Based on Basel III rules published by Brazilian Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and are being gradually implemented up to 2019, below is the simulation based in strategic assumptions for the Prudential Conglomerate, taking into consideration the full compliance with the rules on the reference date of December 2017, i.e., anticipating all the impacts expected throughout the implementation schedule, not considering later events (example: incorporation of results), according to CMN Resolution nº 4,192/13.

Bradesco       93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1) Published (Schedule 80%);

(2) Effect of the full impact. Including the reserve of Goodwill / Intangible paid for the purchase of HSBC Brasil, net of amortization and the reallocation of resources, through the payment of dividends by the Insurance Group (Grupo Segurador);

(3) Considers the anticipation of the multiplier of installments of market and operational risks, from 9.250% to 8%, in 2019; and

(4) Refers to the minimum required, in accordance with CMN Resolution nº 4,193/13, in addition to the additional capital installments established by Circular Nos. 3,768/15 and 3,769/15.

3.6.  Insurance risk/subscription risk

Insurance risk is the risk  related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is the calculation of regulatory capital for these businesses and certifies studies on the pricing of new products.

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion are accounted for in the provisions for incurred and but not reported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different than the original provision.

           94     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Asset and liability management (ALM)

The organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization's future commitments to its participants and insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with actuarial practices and also with the characteristics of the Organization's product portfolio.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

Generally the property insurance underwritten is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (ex: fire, explosion and business interruption), natural desasters (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Department has developed mechanisms, e.g. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

Bradesco       95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and private pension plans include:

•       Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•       Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•       Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life-insurance and private-pension-plan risk management

•       The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

•       The technical areas have developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The adminstration adopts improvement assumptions in its calculation of technical provisions in order  to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;

•       Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes;

•       Persistency risk is managed through frequent monitoring of the Organization’s experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve the renewal of policies that expire; and

•       The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

           96     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with health insurance

•       Variations in cause, frequency and severity of indemnities of claims compared to expectations;

•       Unforeseen claims resulting from isolated risk;

•       Incorrect pricing or inadequate subscription of risks; and

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health-insurance risk

•       The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•       The technical areas have developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•       Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies; and

•       The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Results of sensitivity analysis - Damages, life and health insurance and Life with Survival and Welfare Coverage and Individual Life Insurance

Some test results are shown below. For each sensibility scenario the impact is shown in the income and shareholders' equity after taxes and contributions, in a reasonable and possible change in just a single factor. We emphasize that the insurance operations are not exposed to significant currency risk.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

Bradesco       97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases of the LAT test with variation in the assumptions listed below:

	R$ thousand
	On December 31, 2017
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	Variation of	+0.2 p.p.	+ 5 p.p.
	-5%
Tradicional plans (contributing period)	(60,733)	(5,057)	(21,691)
PGBL and VGBL (contributing period)	(5,446)	(504)	(18,409)
All plans(retirement benefit period)	(112,782)	(35,507)	-
Total	(178,961)	(41,068)	(40,100)

For damages, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31		On December 31
	2017	2016	2017	2016
Auto	(22,347)	(21,205)	(22,347)	(21,205)
RE (Elementary branch)	(9,940)	(10,809)	(8,893)	(9,333)
Life	(28,146)	(28,358)	(28,050)	(28,277)
Health	(97,923)	(89,907)	(97,923)	(89,907)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

           98     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk concentration

Potential exposures are monitored, analyzing certain concentrations in some type of insurance. The table below shows risk concentration by type of insurance (except health and dental), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	On December 31
	2017	2016
Auto	4,086,705	3,924,444
RE (Elementary branch)	1,525,848	1,593,662
Tradicional plans	1,788,420	1,499,401
Life insurance	6,904,576	6,354,034
VGBL	28,650,153	28,377,786
PGBL	3,301,623	2,386,631

Credit risk of insurance

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or counterparty, of its financial obligations according to agreed terms, as well as the fall in value of any credit agreement as a result of deterioration in the risk classification of the borrower, and other losses related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Credit risk is involved in purchasing reinsurance and insurance companies must be conservative and selective when choosing their partners Reinsurers are registered with SUSEP, and classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the executive board, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding high credit risk.

Practically, the value of premiums transferred in reinsurance is relatively small in relation to total premiums written. However, almost all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in management's judgment, reduces the credit risk.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysi of operations to preserve the integrity and independence of processes.

Bradesco       99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As noted above, credit risk is managed at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Organization manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

4)     Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next financial year including the assets and liabilities arising from the acquisition of HSBC Brasil. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

           100     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of financial assets available for sale

Periodically, the existence of a reduction in the recoverable value of available-for-sale financial assets is evaluated (see Note 2(f)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

Periodically, the Organization reviews its portfolio of loans and advances evaluating the estimated loss for the impairment of its operations.

The determination of the amount of the allowance for impairment, by its nature, requires judgments and uses assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics to arrive at an estimate of incurred losses in the portfolio. Although the models are frequently revised and improved, they are by nature dependent on judgment in relation to  the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the allowance. In this assessment an increase in 10% of the PD on December 31, 2017, would have increased the allowance for impairment by R$ 503,667 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expectation of defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses from impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those

Bradesco       101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(o). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under "Other Provisions".

           102     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made availabe to Management to evaluate performance and make decisions regarding to the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of affiliates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Bradesco       103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2017, 2016 and 2015, is shown below:

	R$ thousand
	Year ended December 31, 2017
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total

Net interest income	46,997,327	1,857,926	1,787,660	50,642,913
Net fee and commission income	24,143,561	787,014	(2,181,747)	22,748,828
Net gains/(losses) on financial instruments classified as held for trading	6,011,351	3,641,626	(29,869)	9,623,108
Net gains/(losses) on financial instruments classified as available for sale	(685,560)	713,425	542,493	570,358
Net gain / (loss) on held-to-maturity investments	(54,520)	-	-	(54,520)
Net gains/(losses) on foreign currency transactions	1,422,957	-	-	1,422,957
Net income from insurance and pension plans	-	6,239,990	-	6,239,990
Other operating income/(loss)	6,694,228	10,595,041	512,624	17,801,893
Impairment of loans and advances	(17,895,929)	-	1,035,094	(16,860,835)
Personnel expenses	(19,261,590)	(1,589,077)	127,402	(20,723,265)
Other administrative expenses	(17,175,352)	(1,391,439)	1,684,330	(16,882,461)
Depreciation and amortization	(5,555,033)	(393,618)	1,380,083	(4,568,568)
Other operating income/(expenses)	(9,282,411)	(889,065)	38,119	(10,133,357)
Other operating expense	(69,170,315)	(4,263,199)	4,265,028	(69,168,486)
Income before income taxes and share of profit of associates and joint ventures	8,664,801	8,976,782	4,383,565	22,025,148
Share of profit of associates and joint ventures	1,497,268	217,035	4,108	1,718,411
Income before income taxes	10,162,069	9,193,817	4,387,673	23,743,559
Income tax and social contribution	(887,289)	(4,156,153)	(1,385,514)	(6,428,956)
Net income for the year	9,274,780	5,037,664	3,002,159	17,314,603
Attributable to controlling shareholders	9,272,962	4,812,425	3,003,977	17,089,364
Attributable to non-controlling interest	1,818	225,239	(1,818)	225,239
Total assets	988,063,541	295,699,951	(59,410,052)	1,224,353,440
Investments in associates and joint ventures	6,364,246	1,847,099	46,039	8,257,384
Total liabilities	875,887,257	257,329,282	(26,556,803)	1,106,659,736

           104     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2016
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	49,156,109	5,374,229	2,132,651	56,662,989
Net fee and commission income	20,696,785	651,482	(1,007,216)	20,341,051
Net gains/(losses) on financial instruments classified as held for trading	14,918,934	1,250,639	233,197	16,402,770
Net gains/(losses) on financial instruments classified as available for sale	(1,417,647)	805,051	(728,804)	(1,341,400)
Net gains/(losses) on foreign currency transactions	150,757	-	-	150,757
Net income from insurance and pension plans	-	4,155,763	-	4,155,763
Other operating income/(loss)	13,652,044	6,211,453	(495,607)	19,367,890
Impairment of loans and advances	(18,829,460)	-	3,479,182	(15,350,278)
Personnel expenses	(15,733,611)	(1,387,935)	117,763	(17,003,783)
Other administrative expenses	(14,979,689)	(1,331,349)	161,475	(16,149,563)
Depreciation and amortization	(3,786,599)	(365,656)	493,842	(3,658,413)
Other operating income/(expenses)	(14,421,152)	243,631	173,359	(14,004,162)
Other operating expense	(67,750,511)	(2,841,309)	4,425,621	(66,166,199)
Income before income taxes and Share of profit of associates and joint ventures	15,754,427	9,395,855	5,055,449	30,205,731
Share of profit of associates and joint ventures	1,538,058	168,691	(7,024)	1,699,725
Income before income taxes	17,292,485	9,564,546	5,048,425	31,905,456
Income tax and social contribution	(7,995,420)	(3,915,822)	(2,001,488)	(13,912,730)
Net income for the year	9,297,065	5,648,724	3,046,937	17,992,726
Attributable to controlling shareholders	9,293,766	5,550,662	3,049,821	17,894,249
Attributable to non-controlling interest	3,299	98,062	(2,884)	98,477
Total assets	921,916,290	266,642,197	3,471,169	1,192,029,656
Investments in associates and joint ventures	5,512,372	1,416,617	73,789	7,002,778
Total liabilities	821,182,152	266,143,979	(775,682)	1,086,550,449

Bradesco       105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2015
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	46,934,849	5,973,694	2,727,499	55,636,042
Net fee and commission income	19,195,003	1,497,890	(2,872,223)	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	(7,199,397)	(627,343)	(425,315)	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	(370,947)	(353,679)	52,816	(671,810)
Net gains/(losses) on foreign currency transactions	(3,523,095)	-	-	(3,523,095)
Net income from insurance and pension plans	-	5,496,147	1,358	5,497,505
Other operating income/(loss)	(11,093,439)	4,515,125	(371,141)	(6,949,455)
Impairment of loans and advances	(16,479,985)	-	1,758,833	(14,721,152)
Personnel expenses	(13,103,515)	(1,217,211)	262,679	(14,058,047)
Other administrative expenses	(13,076,913)	(1,137,706)	492,649	(13,721,970)
Depreciation and amortization	(2,752,946)	(321,462)	132,405	(2,942,003)
Other operating income/(expenses)	(11,726,387)	(963,525)	(298,641)	(12,988,553)
Other operating expense	(57,139,746)	(3,639,904)	2,347,925	(58,431,725)
Income before income taxes and Share of profit of associates and joint ventures	(2,103,333)	8,346,805	1,832,060	8,075,532
Share of profit of associates and joint ventures	1,358,047	166,865	3,139	1,528,051
Income before income taxes	(745,286)	8,513,670	1,835,199	9,603,583
Income tax and social contribution	12,621,169	(3,192,918)	(793,929)	8,634,322
Net income for the year	11,875,883	5,320,752	1,041,270	18,237,905
Attributable to controlling shareholders	11,874,609	5,215,765	1,042,532	18,132,906
Attributable to non-controlling interest	1,274	104,987	(1,262)	104,999
Total assets	894,579,942	209,789,872	(77,666,292)	1,026,703,522
Investments in associates and joint ventures	4,479,642	1,255,326	80,357	5,815,325
Total liabilities	804,576,173	188,809,573	(57,596,986)	935,788,760

(1)  Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance and effective interest rate.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2017, we have a branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2017, 2016 and 2015.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

           106     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Interest and similar income
Loans and advances to banks	5,073,435	8,689,348	8,349,194
Loans and advances to customers:
- Loans	64,767,081	69,530,396	62,472,012
- Leasing transactions	254,009	343,626	444,502
Financial assets:
- For trading	13,684,574	23,576,526	13,982,927
- Available for sale	11,351,320	11,572,618	11,629,493
- Held to maturity	4,883,103	6,514,933	5,253,616
Pledged as collateral	21,268,934	21,739,202	20,270,191
Compulsory deposits with the Central Bank	4,881,319	5,667,516	4,587,412
Other financial interest income	68,553	66,210	58,905
Total	126,232,328	147,700,375	127,048,252

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(152,550)	(127,617)	(74,814)
- Funding in the open market	(22,564,515)	(26,767,039)	(23,509,785)
- Borrowings and onlending	(3,068,552)	(3,865,411)	(3,092,184)
Deposits from customers:
- Savings accounts	(5,730,457)	(6,712,509)	(6,450,258)
- Time deposits	(7,536,161)	(8,746,203)	(5,942,386)
Funds from issuance of securities	(13,262,613)	(17,124,502)	(11,570,606)
Subordinated debt	(5,100,017)	(6,298,555)	(4,669,830)
Insurance technical provisions and pension plans	(18,174,550)	(21,395,550)	(16,102,347)
Total	(75,589,415)	(91,037,386)	(71,412,210)

Net interest income	50,642,913	56,662,989	55,636,042

Bradesco       107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Fee and commission income
Credit cards	6,848,855	6,251,963	5,875,029
Current accounts	6,652,711	6,030,640	4,941,947
Collections	1,965,601	1,777,515	1,573,818
Guarantees	1,570,522	1,438,409	1,265,356
Asset management	1,463,469	1,079,653	1,054,424
Consortium management	1,526,660	1,278,753	1,040,109
Custody and brokerage services	754,966	618,750	556,701
Underwriting	801,219	733,530	540,879
Payments	409,267	373,639	382,427
Other	755,558	758,235	626,183
Total	22,748,828	20,341,087	17,856,873

Fee and commission expenses
Financial system services	-	(36)	(36,203)
Total	-	(36)	(36,203)

Net fee and commission income	22,748,828	20,341,051	17,820,670

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2017	2016	2015
Fixed income securities	9,862,617	4,654,959	(5,174,739)
Derivative financial instruments	(1,426,160)	10,887,800	(4,267,748)
Equity securities	1,186,651	860,011	1,190,432
Total	9,623,108	16,402,770	(8,252,055)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2017	2016	2015
Fixed income securities (1)	49,963	(1,918,595)	(346,032)
Equity securities (1)	437,054	459,223	(577,401)
Dividends received	83,341	117,972	251,623
Total	570,358	(1,341,400)	(671,810)

(1)    Includes impairment losses of R$ 1,729,039 thousand (2016 - R$ 2,106,107 thousand and 2015 - R$ 424,552 thousand).

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

           108     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2017	2016	2015
Written premiums	65,864,591	62,470,571	55,920,681
Supplemental pension plan contributions	5,090,043	3,679,922	3,795,219
Granted coinsurance premiums	(49,715)	(70,862)	(88,612)
Refunded premiums	(667,196)	(746,244)	(522,309)
Net written premiums earned	70,237,723	65,333,387	59,104,979
Reinsurance premiums paid	(191,088)	(306,265)	(344,199)
Premiums retained from insurance and pension plans	70,046,635	65,027,122	58,760,780

Changes in the provision for insurance	(30,435,868)	(29,729,884)	(25,528,076)
Changes in the provision for private pension plans	(4,369,903)	(3,052,034)	(2,757,963)
Changes in the technical provisions for insurance and pension plans	(34,805,771)	(32,781,918)	(28,286,039)

Reported indemnities	(25,924,687)	(24,877,804)	(21,658,594)
Claims expenses	(36,068)	(119,201)	(69,599)
Recovery of ceded coinsurance	35,332	65,285	87,053
Recovery of reinsurance	116,913	141,711	407,195
Salvage recoveries	488,057	451,930	402,718
Changes in the IBNR provision	(274,509)	(204,354)	(892,816)
Retained claims	(25,594,962)	(24,542,433)	(21,724,043)

Commissions on premiums	(2,700,131)	(2,696,002)	(1,985,426)
Recovery of commissions	19,334	29,927	21,700
Fees	(403,835)	(489,279)	(1,201,216)
Brokerage expenses - private pension plans	(153,552)	(167,654)	(188,037)
Changes in deferred commissions	(167,728)	(224,000)	99,786
Selling expenses for insurance and pension plans	(3,405,912)	(3,547,008)	(3,253,193)

Net income from insurance and pension plans	6,239,990	4,155,763	5,497,505

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2017	2016	2015
Loans and receivables:
Impairment losses	(25,780,383)	(22,357,042)	(19,527,976)
Recovery of credits charged-off as losses	7,034,857	5,507,507	4,144,879
Reversal of impairment	1,884,691	1,499,257	661,945
Total	(16,860,835)	(15,350,278)	(14,721,152)

Bradesco       109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2017	2016	2015
Salaries	(9,170,556)	(8,236,617)	(6,369,727)
Benefits	(5,385,133)	(3,625,796)	(2,994,155)
Social security charges	(3,505,290)	(2,862,067)	(2,402,112)
Employee profit sharing	(1,572,472)	(1,451,310)	(1,304,958)
Provision for labor claims	(927,136)	(663,124)	(853,660)
Training	(162,678)	(164,869)	(133,435)
Total (1)	(20,723,265)	(17,003,783)	(14,058,047)

(1)    Includes the effects of the Special Voluntary Termination Plan (Note 43).

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2017	2016	2015
Outsourced services	(4,748,308)	(4,871,194)	(4,139,058)
Communication	(1,684,153)	(1,653,055)	(1,427,685)
Data processing	(2,117,085)	(1,612,454)	(1,222,433)
Advertising and marketing	(942,851)	(1,124,659)	(963,308)
Asset maintenance	(1,158,840)	(1,060,856)	(926,001)
Financial system	(1,033,017)	(1,047,618)	(830,199)
Rental	(1,142,166)	(1,027,561)	(887,412)
Security and surveillance	(818,221)	(736,547)	(606,292)
Transport	(782,444)	(719,842)	(631,085)
Water, electricity and gas	(405,515)	(384,069)	(339,267)
Advances to FGC (Deposit Guarantee Association)	(418,670)	(355,540)	(303,094)
Supplies	(263,527)	(321,509)	(315,135)
Travel	(261,911)	(174,772)	(157,723)
Other	(1,105,753)	(1,059,887)	(973,278)
Total	(16,882,461)	(16,149,563)	(13,721,970)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2017	2016	2015
Amortization expenses	(3,331,240)	(2,516,777)	(1,884,281)
Depreciation expenses	(1,237,328)	(1,141,636)	(1,057,722)
Total	(4,568,568)	(3,658,413)	(2,942,003)

           110     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2017	2016	2015
Tax expenses	(5,960,618)	(6,331,651)	(4,791,754)
Legal provision	(1,238,057)	(2,927,734)	(1,439,460)
Variation in monetary liabilities	31,710	(699,719)	(597,240)
Income from sales of non-current assets, investments, and property and equipment, net	(412,957)	(467,042)	(277,232)
Other (1)	(2,553,435)	(3,578,016)	(5,882,867)
Total	(10,133,357)	(14,004,162)	(12,988,553)

(1)    Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2017 – R$ 487,269 thousand (2016 - R$ (484,227) thousand and 2015 – R$ 570,835 thousand); (ii) impairment losses in the amount of 2017 – R$ 185,188 thousand (2016 – R$ 31,256 thousand and 2015 – R$ 207,880 thousand); and (iii) operating expense related of insurance operation in 2017 – R$ 1,354,719 thousand (2016 - R$ 1,388,645 thousand and 2015 – R$ 1,281,381 thousand).

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2017	2016	2015
Income before income tax and social contribution	23,743,559	31,905,456	9,603,583
Total burden of income tax and social contribution at the current rates (1)	(10,684,602)	(14,357,455)	(4,321,612)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	773,285	764,876	687,623
Interest on shareholders’ equity (paid and payable)	3,241,955	3,139,102	2,305,695
Net tax credit of deferred liabilities (2)			2,341,220
Other amounts (3)	240,406	(3,459,253)	7,621,396
Income tax and social contribution for the period	(6,428,956)	(13,912,730)	8,634,322
Effective rate	27.1%	43.6%	-89.9%

(1)     Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law nº 13,169/15; and (iii) of 9% for the other companies (Note 2w);

(2)     In 2015, refers to, constitution of deferred tax assets, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law no 13,169/15; and

(3)     Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate of 45% shown; and (iii) the deduction incentives.

Bradesco       111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2017	2016	2015
Current taxes:
Income tax and social contribution payable	(8,788,060)	(8,852,947)	(6,075,948)
Deferred taxes:
Net Addition/(realization) of temporary differences	2,950,961	(4,106,008)	11,424,595
Use of opening balances of:
Social contribution loss	(430,584)	(647,282)	(127,214)
Income tax loss	(331,512)	(879,276)	(65,224)
Addition on:
Social contribution loss	150,371	234,730	272,793
Income tax loss	19,868	338,053	731,419
Activation of the tax credit – Law No. 13,169/15:
Social contribution loss	-	-	422,853
Temporary additions	-	-	2,051,048
Total deferred tax expense	2,359,104	(5,059,783)	14,710,270
Income tax and social contribution	(6,428,956)	(13,912,730)	8,634,322

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2016	Amount recorded	Realized / Decrease (4)	Balance on December 31, 2017
Provisions of impairment of loans and advances	23,011,653	12,264,028	8,771,818	26,503,863
Provision for contingencies	7,351,234	1,782,500	1,907,251	7,226,483
Adjustment to market value of securities	5,488,482	1,724,016	3,268,623	3,943,875
Other	4,681,457	4,773,082	3,644,973	5,809,566
Total tax assets on temporary differences (3)	40,532,826	20,543,626	17,592,665	43,483,787
Income tax and social contribution losses in Brazil and abroad (3)	5,595,729	170,239	762,096	5,003,872
Adjustment to market value of available for sale (3)	493,168	576,732	1,069,900	-
Total deferred tax assets (2)	46,621,723	21,290,597	19,424,661	48,487,659
Deferred tax liabilities (2)	3,267,808	3,557,618	817,831	6,007,595
Net deferred taxes (2)	43,353,915	17,732,979	18,606,830	42,480,064

           112     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2015	Balance originating from an acquired institution (1)	Amount recorded	Realized / Decrease	Balance on December 31, 2016
Provisions of impairment of loans and advances	22,617,097	3,938,976	12,948,736	16,493,156	23,011,653
Provision for contingencies	5,720,598	1,209,685	2,498,218	2,077,267	7,351,234
Adjustment to market value of securities	7,090,939	109,501	282,741	1,994,699	5,488,482
Other	3,511,581	440,457	3,135,635	2,406,216	4,681,457
Total tax assets on temporary differences (3)	38,940,215	5,698,619	18,865,330	22,971,338	40,532,826
Income tax and social contribution losses in Brazil and abroad (3)	5,761,626	787,878	572,783	1,526,558	5,595,729
Adjustment to market value of available for sale (3)	2,704,484	32,120	393,369	2,636,805	493,168
Social contribution - MP 2,158-35 (change in tax law)	113,783	-	-	113,783	-
Total deferred tax assets (2)	47,520,108	6,518,617	19,831,482	27,248,484	46,621,723
Deferred tax liabilities (2)	2,894,367	3,592	1,920,479	1,550,630	3,267,808
Net deferred taxes (2)	44,625,741	6,515,025	17,911,003	25,697,854	43,353,915

(1)    HSBC Brasil (Note 2a);

(2)    Deferred income and social contribution tax assets and liabilities are offset in the balance sheet by taxable entity, and were R$ 4,755,748 thousand in 2017 and R$ 1,504,860 thousand in 2016;

(3)    Deferred tax assets of financial and similar companies and insurance industry were established considering the increase of the social contribution rate, determined by Law 11.727/08 and Law 13.169/15 (Note 2 x); and

(4)    Includes a write-off of tax credits, in the amount of R$ 150,040 thousand.

d)      Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	6,189,592	4,778,522	157,668	303,794	11,429,576
2019	6,106,611	3,500,573	143,705	80,058	9,830,947
2020	5,444,841	3,163,487	139,825	78,361	8,826,514
2021	4,408,140	2,609,808	620,279	367,041	8,005,268
2022	2,534,237	1,470,379	732,490	478,318	5,215,424
After 2022	2,100,881	1,176,716	824,042	1,078,291	5,179,930
Total	26,784,302	16,699,485	2,618,009	2,385,863	48,487,659

Bradesco       113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Deferred tax liabilities

	R$ thousand
	On December 31
	2017	2016
Timing differences of depreciation – finance leasing	283,232	381,119
Adjustment to market value of securities	1,215,588	213,404
Judicial deposit and others	4,508,775	2,673,285
Total	6,007,595	3,267,808

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11,727/08 and Law no 13,169/15 (Note 2x).

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	On December 31, 2017			On December 31, 2016			On December 31, 2015
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	3,418,567	(1,231,202)	2,187,365	6,298,103	(2,587,076)	3,711,027	(5,677,902)	2,273,982	(3,403,920)
Exchange differences on translations of foreign operations	23,010	5,992	29,002	(194,566)	87,555	(107,011)	118,485	(57,788)	60,697
Total	3,441,577	(1,225,210)	2,216,367	6,103,537	(2,499,521)	3,604,016	(5,559,417)	2,216,194	(3,343,223)

g)       Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

18)  Earnings per share

1.     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2017	2016 (1)	2015 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	8,157,920	8,542,147	8,652,905
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,931,444	9,352,102	9,480,001
Weighted average number of common shares outstanding (thousands)	3,049,991	3,049,991	3,050,156
Weighted average number of preferred shares outstanding (thousands)	3,035,625	3,035,625	3,037,917
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.67	2.80	2.84
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.94	3.08	3.12

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2017, in the proportion of one new share for every 10 shares held.

2.     Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

           114     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)  Cash and cash equivalents

a) Cash and balances with banks

	R$ thousand
	On December 31
	2017	2016
Cash and due from banks in domestic currency	12,939,852	12,432,290
Cash and due from banks in foreign currency	2,088,498	2,085,650
Compulsory deposits with the Central Bank (1)	66,714,226	58,036,531
Other	375	180
Total	81,742,951	72,554,651

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	On December 31
	2017	2016
Cash and due from banks in domestic currency	12,939,852	12,432,290
Cash and due from banks in foreign currency	2,088,498	2,085,650
Interbank investments (1)	141,025,717	166,712,307
Other	375	180
Total	156,054,442	181,230,427

(1)  Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$ 123,691,195 thousand (2016 – R$ 84,728,590 thousand) refers to reverse repurchase agreements registered as Financial assets pledged as collateral (Note 23) and R$ 17,334,522 thousand (2016 – R$ 81,983,717 thousand) as Loans and advances to banks.

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	On December 31
	2017	2016
Financial assets
Brazilian government securities	202,249,272	161,103,399
Bank debt securities	8,348,269	18,600,127
Corporate debt and marketable equity securities	12,339,790	10,383,682
Mutual funds	4,377,508	4,303,781
Brazilian sovereign bonds	307	1,358,025
Foreign governments securities	528,010	635,390
Derivative financial instruments	13,866,885	16,755,442
Total	241,710,041	213,139,846

Maturity

	R$ thousand
	On December 31
	2017	2016
Maturity of up to one year	31,617,538	35,002,911
Maturity of one to five years	146,527,365	134,589,655
Maturity of five to 10 years	53,763,561	29,299,698
Maturity of over 10 years	2,409,723	6,537,358
Maturity not stated	7,391,854	7,710,224
Total	241,710,041	213,139,846

Bradesco       115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 801,182   thousand and R$ 6,282,141 thousand in 2017 and December 2016, respectively, as disclosed in Note 23 "Financial assets pledged as collateral”.

The total assets held for trading pledged as a guarantee of liabilities was R$ 5,874,620 thousand (December 2016 – R$ 5,846,093 thousand).

Unrealized gains/(losses) on securities and trading securities totaled R$ (4,745,888) thousand in 2017 (2016 – R$ (9,404,052) thousand and 2015 – R$ R$ 7,425,562 thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ (4,658,164) thousand in 2017 (2016 - R$ (1,978,490) thousand and 2015 - R$ (8,303,360) thousand).

b) Financial liabilities held for trading

	R$ thousand
	On December 31
	2017	2016
Derivative financial instruments	14,274,999	13,435,678
Total	14,274,999	13,435,678

c) Derivative financial instruments

The Organization enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

           116     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iv)  Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

Bradesco       117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	On December 31		On December 31
	2017	2016	2017	2016
Futures contracts
• Interest rate futures
Purchases	96,081,180	111,026,397	3,586	9,022
Sales	132,837,699	94,677,587	(154,188)	(19,163)
• In foreign currency
Purchases	48,376,597	27,399,904	1,243	-
Sales	67,238,635	58,690,018	(1,003)	-
• Other
Purchases	163,224	48,291	162	-
Sales	113,772	967	(114)	-

Options
• Interest rates
Purchases	10,663,668	5,467,042	101,214	260,565
Sales	9,616,129	4,755,788	(535,748)	(193,768)
• In foreign currency
Purchases	7,335,027	7,567,515	605,028	57,533
Sales	10,274,094	2,836,294	(409,587)	(62,356)
• Other
Purchases	443,443	27,500	34,013	2,708
Sales	228,141	-	(20,188)	(6,533)

Forward operations
• In foreign currency
Purchases	10,372,477	16,633,033	218,019	1,599,401
Sales	14,947,271	18,036,706	(358,995)	(1,088,041)
• Other
Purchases	114,020	48,911	497,987	1,586,061
Sales	635,522	1,588,245	(147,138)	(1,581,169)

Swap contracts
• Asset position
Interest rate swaps	56,636,856	72,297,999	11,065,095	9,799,949
Currency swaps	6,161,641	7,276,143	1,340,538	3,645,707
• Liability position
Interest rate swaps	31,454,647	36,746,464	(11,030,003)	(3,718,282)
Currency swaps	14,288,568	14,201,872	(1,618,035)	(6,766,366)

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

           118     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has the following economic hedging transactions:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Market risk hedge

The gains and losses, realized or not, of the financial instruments classified in this category, are recorded in the Statement of Income.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad act as a natural hedge of the foreign currency risk and are included in funds from securities issuances (Note 33).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives are presented in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of

Bradesco       119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	101,822,760	1,881,077	(422,079)	103,281,758
Corporate debt securities	40,875,928	836,715	(1,734,013)	39,978,630
Bank debt securities	1,251,066	169,142	(236,355)	1,183,853
Brazilian sovereign bonds	719,494	27,326	(18,693)	728,127
Foreign governments securities	3,210,554	175	(8,182)	3,202,547
Marketable equity securities and other stocks	11,302,834	620,896	(885,923)	11,037,807
Balance on December 31, 2017	159,182,636	3,535,331	(3,305,245)	159,412,722

Brazilian government securities	58,484,065	1,323,156	(609,193)	59,198,028
Corporate debt securities	43,821,686	1,011,275	(2,690,253)	42,142,708
Bank debt securities	1,626,211	121,745	(188,913)	1,559,043
Brazilian sovereign bonds	395,626	7,319	(1,731)	401,214
Marketable equity securities and other stocks	9,966,872	389,291	(538,602)	9,817,561
Balance on December 31, 2016	114,294,460	2,852,786	(4,028,692)	113,118,554

Maturity

	R$ thousand
	On December 31, 2017		On December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	31,635,369	31,167,067	12,690,168	11,905,872
From 1 to 5 years	83,579,399	83,816,085	60,071,806	60,251,675
From 5 to 10 years	16,004,079	16,363,350	19,677,065	18,994,970
Over 10 years	16,660,955	17,028,413	11,888,549	12,148,476
No stated maturity	11,302,834	11,037,807	9,966,872	9,817,561
Total	159,182,636	159,412,722	114,294,460	113,118,554

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 59,482,796 thousand and R$ 64,275,415 thousand in 2017 and 2016, respectively, as disclosed in Note 23 "Financial Assets Pledged as Collateral".

In 2017, the Organization maintained a total of R$ 4,391,259 thousand (2016 – R$ 5,517,516 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in Note 2(f)(viii)(b) and in 2017 there was objective evidence of loss registered in financial assets available for sale in the amount of R$ 1,729,039 thousand in 2017 (2016 - R$ 2,106,107 thousand and 2015 - R$ 424,522 thousand), included in Note 9.

           120     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	26,738,940	2,442,844	(6,489)	29,175,295
Corporate debt securities	12,259,564	126,092	(421,874)	11,963,782
Brazilian sovereign bonds	7,614	-	(420)	7,194
Balance on December 31, 2017	39,006,118	2,568,936	(428,783)	41,146,271

Securities:
Brazilian government securities	30,241,947	2,918,273	(306,566)	32,853,654
Corporate debt securities	12,739,187	28,750	(1,388,614)	11,379,323
Brazilian sovereign bonds	20,894	878	-	21,772
Balance on December 31, 2016	43,002,028	2,947,901	(1,695,180)	44,254,749

Maturity

	R$ thousand
	On December 31, 2017		On December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	29,412	28,998	-	-
From 1 to 5 years	10,284,940	11,070,179	12,932,440	13,133,746
From 5 to 10 years	1,933,866	1,840,428	3,068,980	2,905,497
Over 10 years	26,757,900	28,206,666	27,000,608	28,215,506
Total	39,006,118	41,146,271	43,002,028	44,254,749

Financial instruments pledged as collateral and classified as held to maturity, totaled R$ 431 thousand in 2016, as disclosed in Note 23 - "Assets Pledged as Collateral".

In 2017, the Organization maintained a total of R$ 2,005 thousand (R$1,825 thousand in 2016) as investments held to maturity   pledged as a guarantee for liabilities.

We applied our Impairment policy, described in Note 2(f)(viii)(b), and in 2017 there was objective evidence of loss in our investments held to maturity in the amount of R$ 54,520 thousand.

Bradesco       121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Financial assets pledged as collateral

	R$ thousand
	On December 31
	2017	2016
Held for trading	801,182	6,282,141
Brazilian government securities	801,182	6,282,141
Available for sale (1)	59,482,796	64,275,415
Brazilian government securities	53,039,884	55,530,423
Corporate debt securities	825,287	3,899,878
Bank debt securities	4,904,070	4,742,273
Brazilian sovereign bonds	713,555	102,841
Held to maturity	-	431
Brazilian government securities	-	431
Loans and advances to banks	123,691,195	84,728,590
Interbank investments (2)	123,691,195	84,728,590
Total	183,975,173	155,286,577

(1)  In 2017, includes unrealized gains of R$ 3,246,351 thousand (2016 - R$ 2,052,366 thousand) and unrealized losses of R$ 557,974  thousand (2016 - R$ 1,443,642 thousand); and

(2)  Refers to reverse repurchase agreements in which the underlying security has subsequently been sold  in a separate repurchase agreement.

Collateral is a conditional commitment to ensure that the contractual clauses of a repurchase agreements are complied with. In these agreements, the amount of R$ 178,964,158 thousand (2016 – R$ 147,673,043 thousand) may be repledged and R$ 5,011,015 thousand (2016 – R$ 7,613,534 thousand), sold or repledged.

24)  Loans and advances to banks

	R$ thousand
	On December 31
	2017	2016
Repurchase agreements	21,045,591	85,178,146
Loans to financial institutions	11,207,614	9,667,388
Impairment of loans and advances	(5,481)	(7,398)
Total	32,247,724	94,838,136

           122     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Loans and advances to customers

	R$ thousand
	On December 31
	2017	2016
Working capital	52,700,584	60,390,890
Personal credit (1)	60,570,146	56,255,740
Housing loans	59,963,375	60,458,038
Financing and export	38,272,982	41,983,307
Onlending BNDES/Finame	30,655,666	35,816,560
Credit card	37,568,984	37,407,733
Vehicle loans	24,741,298	23,699,948
Rural loans	13,642,478	14,422,799
Import	5,318,042	7,140,346
Overdraft for corporates	6,587,239	8,583,285
Receivable insurance premiums	4,301,472	5,517,932
Overdraft for individuals	3,582,020	4,209,637
Leasing	2,249,859	2,738,611
Other	33,659,520	33,459,047
Total portfolio	373,813,665	392,083,873
Impairment of loans and advances	(27,055,566)	(24,780,839)
Total of net loans and advances to customers	346,758,099	367,303,034

(1)    Includes in 2017 R$ 43,968,511 thousand related to payroll loans (2016 – R$ 38,804,196 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2017	2016
At the beginning of the year	24,780,839	25,455,204
Impairment of loans and advances	16,860,835	15,350,278
Recovery of credits charged-off as losses	7,034,857	5,507,507
Write-offs	(21,620,965)	(21,532,150)
At the end of the year	27,055,566	24,780,839

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	On December 31
	2017	2016
Gross investments in financial leases receivable:
Up to one year	1,118,286	1,418,546
From one to five years	1,082,149	1,279,347
Over five years	49,424	40,718
Impairment loss on finance leases	(146,812)	(186,594)
Net investment	2,103,047	2,552,017

Net investments in finance leases:
Up to one year	1,034,188	1,300,659
From one to five years	1,021,089	1,212,322
Over five years	47,770	39,036
Total	2,103,047	2,552,017

Bradesco       123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Non-current assets held for sale

	R$ thousand
	On December 31
	2017	2016
Assets not for own use
Real estate	1,250,380	1,262,126
Vehicles and similar	262,774	308,357
Machinery and equipment	2,037	5,529
Other	5,782	2,954
Total	1,520,973	1,578,966

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the book value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

           124     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,832,660	1,219,202	76,403,596	13,151,540	71,020,292	6,833,491	2,561,394	4,056,077
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	543,025	182,432	8,512,491	6,124,173	10,138,711	947,514	3,550,438	1,197,846
Fleury S.A. (3) (6)	16.28%	16.28%	692,380	46,791	1,389,026	2,224,500	615,510	1,263,331	2,609,717	287,414
Aquarius Participações S.A. (7)	49.00%	49.00%	263,630	116,070	242,617	532,707	237,305	-	38	236,878
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,649	(22,637)	3,588,848	1,283,453	3,565,394	726,468	5,432,770	(113,185)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	118,781	16,530	285,871	118,394	33,305	8,320	61,185	39,498
NCR Brasil Indústria de Equipamentos para Automação S.A. (3) (9)	49.00%	49.00%	46,039	4,108	221,809	28,788	141,520	-	1,270	8,384
Tecnologia Bancária S.A. (3)	24.32%	24.32%	108,752	10,209	242,480	75,702	590,872	496,090	2,534,235	41,973
Swiss Re Corporate Solutions Brasil (Nota 43-5) (3)	40.00%	40.00%	463,400	(26,437)	2,178,209	1,511,924	2,411,600	437,278	490,079	(66,093)
Gestora de Inteligência de Crédito S.A. (Nota 43-1) (3)	20.00%	20.00%	29,513	(4,642)	118,961	43,253	18,594	-	-	(23,210)
Other (3)	-	-	7,129	2,361	-	-	-	-	-	-
Total investments in associates			7,210,958	1,543,987	93,183,908	25,094,434	88,773,103	10,712,492	17,241,126	5,665,582

Elo Participações S.A. (10)	50.01%	50.01%	978,195	162,070	420,804	1,776,837	96,763	3,967	18,708	324,075
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	68,231	12,393	339,236	119,406	324,764	-	161,107	24,786
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(39)	2,198	1,612	2	3,881	227	(78)
Total investments in joint ventures			1,046,426	174,424	762,238	1,897,855	421,529	7,848	180,042	348,783
Total on December 31, 2017			8,257,384	1,718,411	93,946,146	26,992,289	89,194,631	10,720,340	17,421,168	6,014,365

Bradesco       125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	4,108,743	1,204,520	13,699,378	10,654,621	15,004,712	-	392,167	4,007,233
IRB - Brasil Resseguros S.A. (3) (4)	20.51%	20.51%	662,460	132,668	8,484,793	5,828,133	10,238,221	844,876	3,185	646,823
Fleury S.A. (3) (6)	16.39%	16.39%	651,906	17,506	1,343,162	2,021,981	429,411	1,166,607	2,045,898	106,829
Aquarius Participações S.A. (7)	49.00%	49.00%	263,632	73,640	150,233	538,267	150,474	-	-	150,286
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	127,922	1,596	8,187,596	493,325	8,041,309	-	4,243,442	7,980
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	102,251	18,517	247,475	109,390	44,890	-	22,642	44,246
Tecnologia Bancária S.A. (3)	24.32%	24.32%	98,543	71,232	193,546	1,117,398	499,341	406,459	686,800	292,862
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	73,789	(7,024)	171,823	27,780	111,755	-	330,985	(14,335)
Empresa Brasileira de Solda Elétrica S.A. (3) (9)	-	-	-	3,168	-	-	-	-	-	-
Total investments in associates			6,089,246	1,515,823	32,478,006	20,790,895	34,520,113	2,417,942	7,725,119	5,241,924

Elo Participações S.A.	50.01%	50.01%	849,355	198,457	352,179	1,596,527	107,627	-	18,879	396,835
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,174	8,721	443,978	3,883	317,298	-	164,026	17,442
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	(49)	3,538	-	3,532	-	256	(98)
Leader S.A. Adm. de Cartões de Crédito (3) (8)	-	-	-	(23,227)	-	-		-	-	-
Total investments in joint ventures			913,532	183,902	799,695	1,600,410	428,457	-	183,161	414,179
Total on December 31, 2016			7,002,778	1,699,725	33,277,701	22,391,305	34,948,570	2,417,942	7,908,280	5,656,103

           126     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	3,302,071	1,043,743	13,755,540	10,806,140	8,199,287	9,696,767	239,386	3,472,355
IRB - Brasil Resseguros S.A. (3) (4)	20.51%	20.51%	658,949	138,165	8,922	5,768	10,639	785	3,144	673,650
Fleury S.A. (6)	16.39%	16.39%	512,642	6,262	1,124,788	268,829	299,033	1,408,157	1,845	38,206
Fidelity Processadora S.A. (7)	49.00%	49.00%	254,785	68,312	450,267	402,702	332,997	-	19,546	139,412
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	130,248	(5,377)	7,227,947	563,950	7,140,656	-	13,834,551	(26,886)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	83,735	17,660	203,030	93,487	35,986	1,590	13,247	42,197
NCR Brasil S.A. (3)	49.00%	49.00%	80,357	7,101	206,315	27,146	134,533	-	71,177	14,492
Empresa Brasileira de Solda Elétrica S.A. (3)	49.00%	49.00%	33,954	(5,769)	101,151	48,161	47,519	32,499	115,874	(11,774)
Integritas Participações S.A. (3) (5)	-	-	-	4,778	10,647	741,803	2,534	4,066	828	18,983
Total investments in associates			5,056,741	1,274,875	23,088,607	12,957,986	16,203,184	11,143,864	14,299,598	4,360,635

Elo Participações S.A.	50.01%	50.01%	686,951	243,073	223,332	1,438,988	144,169	15	14,669	486,049
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	65,030	10,400	439,594	4,301	312,036	-	158,124	20,800
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	6,551	716	380,801	11,362	379,061	-	313,065	1,432
Leader S.A. Adm. de Cartões de Crédito (3) (8)	50.00%	50.00%	52	(1,013)	2,920	278	3,095	-	1,790	(2,026)
Total investments in joint ventures			758,584	253,176	1,046,647	1,454,929	838,361	15	487,648	506,255
Total on December 31, 2015			5,815,325	1,528,051	24,135,254	14,412,915	17,041,545	11,143,879	14,787,246	4,866,890

(1)     Revenues from financial intermediation or services;

(2)     Brazilian company, services provider related to credit and debit cards and other means of payment. In 2017, the Organization received R$ 582,483 thousand of dividends and interest on capital of this investment. In financial statements, Cielo S.A. presented R$ 8,814 thousand of other comprehensive income;

(3)     Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4)     Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5)     Partial spin-off in October, 2015;

(6)     Participation in Fleury S.A. (i) due to the partial spin-off of Integritas Participações S.A. and, (ii) recorded using equity method as Bradesco has significant influence due its paticipation on the Board of the Directors and other committes;

(7)     In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(8)     In April 2016, it was consolidated after acquisition of 50% of the company; and

(9)     In 2017, impairment losses were recognized in associates and joint control companies, in the amount of R$ 31,868 thousand, on the investment in NCR Brasil S.A. (In 2016, R$ 37,122 on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.); and

(10)   Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2017, the Organization received R$ 46,820 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$ 8,109 thousand of other comprehensive income.

Bradesco       127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2017, with the exception of Cielo S.A., IRB – Brasil Resseguros S.A. (IRB) and Fleury S.A, the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of investments totaled R$22,340,660 thousand (2016 - R$ 18,980,026 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2017	2016
Initial balances	7,002,778	5,815,325
Acquisitions (1)	524,155	376,434
Spin-off of associates (2)	(170,006)	-
Transfer (3)	5,953	(166,294)
Equity in net income of associates	1,718,411	1,699,725
Dividends/Interest on capital	(802,662)	(655,920)
Impairment (4)	(31,868)	(37,122)
Other	10,623	(29,370)
At the end of the year	8,257,384	7,002,778

(1)    In 2017, it includes the acquisition of interest in (i) Swiss Re Corporate Solutions Brasil; and in (ii) GIC - Gestora de Inteligência de Crédito (In 2016, there was capital increase in Cia. Leader S.A. Administradora de Cartões de Crédito);

(2)    Disposal partial sale of the IRB (Note 43-6);

(3)    In 2016, the investment of Cia. Leader S.A. Administradora de Cartões de Crédito began to be consolidated after acquisition of 50% of the company; and

(4)    In 2017, there were losses on impairment in affiliates and joint ventures, in the amount of R$ 31,868 thousand (R$ 37,122 thousand - 2016).

28)  Property and equipment

a)  Composition of property and equipment by class

	R$ thousand
	Annual rate	Cost	Accumulated depreciation	Net
Buildings	4%	2,153,407	(483,266)	1,670,141
Land	-	982,720	-	982,720
Installations, properties and equipment for use	10%	5,450,939	(2,667,455)	2,783,484
Security and communication systems	10%	349,228	(213,879)	135,349
Data processing systems	20%	3,950,625	(2,329,028)	1,621,597
Transportation systems	20%	86,705	(48,246)	38,459
Financial leasing of data processing systems	20%	3,431,868	(2,231,143)	1,200,725
Balance on December 31, 2017		16,405,492	(7,973,017)	8,432,475

Buildings	4%	2,153,351	(454,426)	1,698,925
Land	-	1,027,535	-	1,027,535
Installations, properties and equipment for use	10%	5,187,160	(2,314,715)	2,872,445
Security and communication systems	10%	325,835	(192,974)	132,861
Data processing systems	20%	3,504,229	(2,067,981)	1,436,248
Transportation systems	20%	86,639	(40,034)	46,605
Financial leasing of data processing systems	20%	3,229,513	(2,047,016)	1,182,497
Balance on December 31, 2016		15,514,262	(7,117,146)	8,397,116

Depreciation charges in 2017 amounted to R$ 1,237,328 thousand (2016 - R$ 1,141,636 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 38 for disclosure of the obligation.

           128     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116
Additions	117,888	41,777	754,606	31,134	947,314	4,926	1,897,645
Write-offs	(53,151)	(86,592)	(323,217)	(2,540)	(86,469)	(100)	(552,069)
Impairment	(73,568)	-	(502)	(1,836)	(3,288)	-	(79,194)
Depreciation	(28,840)	-	(521,663)	(24,270)	(649,583)	(12,972)	(1,237,328)
Transfer	8,887	-	1,815	-	(4,397)	-	6,305
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475

Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435
Balance originating from an acquired institution (2)	752,619	586,971	320,949	77,196	60,065	-	1,797,800
Additions	81,809	897	974,089	22,721	1,696,318	3,487	2,779,321
Write-offs	(30,341)	(8,353)	(402,316)	(4,804)	(62,386)	(1,627)	(509,827)
Impairment	-	-	-	-	(20,543)	(12,434)	(32,977)
Depreciation	(30,179)	-	(466,192)	(21,338)	(610,869)	(13,058)	(1,141,636)
Transfer	342,415	-	(342,415)	-	-	-	-
Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116

(1)   Includes financial lease of data processing systems; and

(2)   HSBC Brasil.

Bradesco       129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526
Additions/(reductions)	-	2,549,335	1,203,313	-	(8,944)	3,743,704
Impairment (3)	-	-	(30,683)	-	-	(30,683)
Amortization	-	(1,000,894)	(1,327,456)	(1,000,234)	(2,656)	(3,331,240)
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307

Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635
Balance originating from an acquired institution (2)	4,221,787	264,349	288,826	3,993,743	4,840	8,773,545
Additions/(reductions)	-	930,190	1,284,041	-	129,266	2,343,497
Impairment (3)	-	-	(212,374)	-	-	(212,374)
Amortization	-	(951,115)	(1,055,074)	(344,283)	(166,305)	(2,516,777)
Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%;

(2)      HSBC Brasil; and

(3)      Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

           130     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	On December 31
	2017	2016
Banking	4,651,347	4,651,347
Insurance, pension and capitalization bonds	293,966	293,966
Total	4,945,313	4,945,313

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2017,2016 and 2015.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 7.1% p.a. (7.6% p.a. in 2016). The forecast cash flows have been discounted at a rate of 13.6% p.a. (12.9% p.a. in 2016).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	On December 31
	2017	2016
Foreign exchange transactions (1)(4)	17,279,327	17,455,821
Debtors for guarantee deposits (2)(4)	17,840,698	16,372,044
Negotiation and intermediation of securities (4)	1,741,524	1,954,484
Trade and credit receivables (4)	3,016,225	1,813,144
Deferred acquisition cost (insurance) – Note 35f	1,070,108	1,750,244
Other debtors	3,736,743	2,781,206
Prepaid expenses	1,244,602	1,324,362
Income receivable (4)	1,841,709	1,575,698
Interbank and interdepartmental accounts	1,480,291	949,730
Other (3)	1,602,760	1,193,637
Total	50,853,987	47,170,370

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3)   Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed; and

(4)   Financial assets are recorded at amortized cost.

Bradesco       131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2017	2016
Demand deposits	1,030,292	898,877
Interbank deposits	2,168,625	588,872
Securities sold under agreements to repurchase	233,467,544	241,978,931
Borrowings	18,521,713	22,165,415
Onlending	30,769,294	36,030,587
Total	285,957,468	301,662,682

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2017	2016
Demand deposits	33,058,324	32,521,234
Savings deposits	103,332,697	97,088,828
Time deposits	125,617,424	103,137,867
Total	262,008,445	232,747,929

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	On December 31
	2017	2016
Instruments Issued – Brazil:
Real estate credit notes	27,020,911	26,955,574
Agribusiness notes	10,973,682	9,116,292
Financial bills	93,570,141	108,512,908
Subtotal	131,564,734	144,584,774
Securities – Overseas:
Euronotes (1)	634,549	2,785,654
Securities issued through securitization – (item (b))	2,606,322	3,286,342
Subtotal	3,240,871	6,071,996
Structured Operations Certificates	368,485	445,168
Total	135,174,090	151,101,938

 (1)   Issuance of securities in the foreign market to fund customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

           132     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of an Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Nominal amount	Maturity	On December 31
				2017	2016
Securitization of the future flow of payment orders received from abroad	06,3,2008	836,000	22,5,2017	-	87,183
	19,12,2008	1,168,500	20,2,2019	348,524	698,551
	17,12,2009	89,115	20,2,2020	49,594	74,487
	20,8,2010	307,948	21,8,2017	-	60,938
	29,9,2010	170,530	21,8,2017	-	34,810
	16,11,2011	88,860	20,11,2018	26,068	60,989
	16,11,2011	133,290	22,11,2021	139,678	177,095
	23,12,2015	390,480	21,11,2022	330,311	348,110
	23,12,2015	390,480	20,11,2020	318,934	348,662
	02,2,2016	889,725	22,2,2021	871,260	872,710
	30,3,2016	533,835	22,2,2021	521,953	522,807
Total		4,998,763		2,606,322	3,286,342

(1)    Prepaid.

Bradesco       133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

a)     Composition of subordinated debt

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2017	2016
In Brazil:
Subordinated CDB:
2019	10	20,000	62,303	56,200
Financial bills:
2017 (1)	6	8,630,999	-	11,075,463
2018	6	8,262,799	10,130,108	9,875,551
2019	6	21,858	36,139	33,402
2017 (1)	7	40,100	-	95,872
2018	7	141,050	316,757	293,357
2019	7	3,172,835	3,436,734	3,423,463
2020	7	1,700	2,801	2,612
2022	7	4,305,011	5,597,559	5,050,633
2023	7	1,359,452	1,699,872	1,522,243
2024 (2)	7	67,450	73,861	-
2018	8	50,000	119,417	112,038
2019	8	12,735	28,184	25,212
2020	8	28,556	54,383	49,498
2021	8	1,236	2,027	1,896
2023	8	1,706,846	2,265,488	2,015,625
2024	8	136,695	159,205	143,415
2025 (2)	8	6,193,653	6,624,611	-
2021	9	7,000	13,125	11,813
2024	9	4,924	6,611	5,806
2025	9	400,944	457,679	417,641
2021	10	19,200	40,429	37,191
2022	10	54,143	99,338	91,314
2023	10	688,064	1,070,085	1,011,423
2025	10	284,137	392,376	342,886
2026	10	361,196	438,776	392,886
2027 (2)	10	258,743	273,498	-
2026	11	3,400	4,271	4,001
2027	11	47,046	53,996	48,566
2028 (2)	11	74,764	77,079	-
Perpetual	-	5,000,000	5,004,967	5,015,870
Subtotal in Brazil			38,541,679	41,155,877
Overseas:
2019	10	1,333,575	2,520,963	2,482,631
2022	10	1,886,720	3,697,115	5,333,373
2021	11	2,766,650	5,419,644	3,639,183
Subtotal overseas			11,637,722	11,455,187
Total (3)			50,179,401	52,611,064

(1)  Subordinated debt transactions that matured in 2017; and

(2)  New issuances of financial bills in 2017, referring to subordinated debt.

b)    Net movement of subordinated debt

	R$ thousand
	2017	2016
Initial balances	52,611,064	50,282,936
Balance originating from an acquired institution	-	1,401,348
Issuances	6,594,610	3,787,207
Interest	5,100,017	6,298,555
Payments and other	(14,126,290)	(9,158,982)
At the end of the year	50,179,401	52,611,064

           134     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,051,507	912,764	207,818,859	184,594,055	208,870,366	185,506,819
Mathematical reserve for vested benefits	265,727	210,855	9,367,712	8,989,482	9,633,439	9,200,337
Reserve for claims incurred but not reported (IBNR)	3,159,967	2,770,507	1,030,107	1,264,115	4,190,074	4,034,622
Unearned premium reserve	4,068,716	4,265,155	567,369	574,544	4,636,085	4,839,699
Reserve for unsettled claims	4,291,432	4,645,468	1,588,489	1,682,147	5,879,921	6,327,615
Reserve for financial surplus	-	-	514,199	554,505	514,199	554,505
Other technical provisions	1,996,206	2,048,355	3,369,300	3,328,048	5,365,506	5,376,403
Total reserves	14,833,555	14,853,104	224,256,035	200,986,896	239,089,590	215,840,000

(1)  “Other technical provisions” - Insurance basically refers to the technical provisions of the “personal health” portfolio;

(2)  Includes personal insurance and pension plans; and

(3) “Other technical provisions” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”.

Bradesco       135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension (1)		Total
	On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016
Health	9,754,024	8,559,137	-	-	9,754,024	8,559,137
Auto / Liability Insurance	3,156,847	3,126,232	-	-	3,156,847	3,126,232
DPVAT (Personal Injury Caused by Automotive Vehicles)	506,161	471,288	3,100	2,944	509,261	474,232
Life	-	-	10,018,884	9,336,759	10,018,884	9,336,759
RE (Elementary branch)	1,416,523	2,696,447	-	-	1,416,523	2,696,447
Free Benefits Generating Plan - PGBL	-	-	35,087,618	32,605,459	35,087,618	32,605,459
Free Benefits Generating Life - VGBL	-	-	158,746,205	138,670,739	158,746,205	138,670,739
Tradicional plans	-	-	20,400,228	20,370,995	20,400,228	20,370,995
Total technical provisions	14,833,555	14,853,104	224,256,035	200,986,896	239,089,590	215,840,000

(1) Includes personal and pension insurance operations.

c)   Technical provisions by aggregated products

	R$ thousand
	On December 31
	2017	2016
Insurance – Vehicle, Elementary Lines, Life and Health	24,855,539	24,192,807
Insurance – Life with Survival Coverage (VGBL)	158,746,205	138,670,739
Pensions – PGBL and Traditional Plans	47,623,322	45,557,528
Pensions – Risk Traditional Plans	7,864,524	7,418,926
Total	239,089,590	215,840,000

           136     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	31,611,733	27,844,231
(-) DPVAT insurance	(473,579)	(333,699)
Subtotal at beginning of the year	31,138,154	27,510,532
Additions, net of reversals	28,542,623	28,700,765
Payment of claims, benefits and redemptions	(27,156,197)	(26,449,844)
Adjustment for inflation and interest	648,898	1,376,701
Partial spin-off of large risk portfolio	(961,513)	-
Subtotal at end of the period	32,211,965	31,138,154
(+) DPVAT insurance	508,098	473,579
At the end of the year	32,720,063	31,611,733

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	138,670,739	106,248,597
Receipt of premiums net of fees	28,577,437	35,824,651
Payment of benefits	(28,758)	(47,379)
Payment of redemptions	(18,985,242)	(16,674,828)
Adjustment for inflation and interest	13,468,401	14,660,738
Others	(2,956,372)	(1,341,040)
At the end of the year	158,746,205	138,670,739

(iii)          Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	45,557,528	36,848,112
Receipt of premiums net of fees	3,446,148	7,412,759
Payment of benefits	(759,949)	(696,056)
Payment of redemptions	(2,962,505)	(2,438,351)
Adjustment for inflation and interest	3,656,452	4,808,394
Others	(1,314,352)	(377,330)
At the end of the year	47,623,322	45,557,528

Bradesco       137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016
Total technical provisions	14,833,555	14,853,104	224,256,035	200,986,896	239,089,590	215,840,000
(-) Deferred acquisition cost PPNG reducers	(138,780)	(237,104)	-	-	(138,780)	(237,104)
(-) Portion corresponding to contracted reinsurance	(153,137)	(947,159)	(14,123)	(41,191)	(167,260)	(988,350)
(-) Deposits retained at IRB and court deposits	-	(16)	-	-	-	(16)
(-) Receivables	(925,999)	(1,068,329)	-	-	(925,999)	(1,068,329)
(-) Unearned premium reserve – Health and dental insurance (1)	(1,268,243)	(1,182,152)	-	-	(1,268,243)	(1,182,152)
(-) Reserves from DPVAT agreements	(502,491)	(465,568)	-	-	(502,491)	(465,568)
To be insured	11,844,905	10,952,776	224,241,912	200,945,705	236,086,817	211,898,481

Investment fund quotas (VGBL and PGBL) (2)	-	-	190,639,798	168,337,785	190,639,798	168,337,785
Investment fund quotas (excluding VGBL and PGBL)	5,076,006	7,164,637	21,639,087	23,273,027	26,715,093	30,437,664
Government securities	9,011,657	5,882,012	18,608,194	14,187,009	27,619,851	20,069,021
Private securities	18,203	93,287	164,338	169,440	182,541	262,727
Shares	3,227	2,325	1,716,401	1,728,856	1,719,628	1,731,181
Total technical provision guarantees	14,109,093	13,142,261	232,767,818	207,696,117	246,876,911	220,838,378

(1) Deduction provided for in article 4 of Normative Resolution ANS no. 392/15; and

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements.

           138     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	1,750,244	1,945,238
Additions	1,586,888	1,940,226
Reversals	(2,250,844)	(2,135,220)
Partial spin-off of large risk portfolio	(16,180)	-
At the end of the year	1,070,108	1,750,244

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2017	2016
At the beginning of the year	1,186,194	1,144,506
Additions	186,867	667,908
Reversals	(139,641)	(485,724)
Recovered insurance losses	(259,433)	(173,908)
Adjustment for inflation and interest	(411)	43,790
Partial spin-off of large risk portfolio	(721,428)	-
Other (1)	(754,362)	(10,378)
At the end of the year	219,214	1,186,194

(1)    Includes the transfer of part of the operation of the large risk portfolio (Note 43).

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Bradesco       139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Amount estimated for the claims:
· In the year after notification	4,482,979	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	4,160,984	3,821,255	3,481,275	-
· One year after notification	4,679,108	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	3,456,642	4,028,967	3,640,897	-	-
· Two years after notification	4,711,861	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	2,809,942	3,464,389	3,989,904	-	-	-
· Three years after notification	4,783,290	1,094,795	2,015,921	2,403,020	2,604,061	3,041,626	2,839,210	3,436,234	-	-	-	-
· Four years after notification	4,845,834	1,102,364	2,046,000	2,418,649	2,600,194	3,071,989	2,813,496	-	-	-	-	-
· Five years after notification	4,902,275	1,102,595	2,044,644	2,428,252	2,625,442	2,888,296	-	-	-	-	-	-
· Six years after notification	4,956,618	1,127,609	2,056,612	2,431,363	2,621,044	-	-	-	-	-	-	-
· Seven years after notification	4,982,993	1,140,708	2,072,169	2,419,614	-	-	-	-	-	-	-	-
· Eight years after notification	5,028,742	1,158,436	2,057,911	-	-	-	-	-	-	-	-	-
· Nine years after notification	5,074,360	1,149,106	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	5,086,824	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2017)	5,086,824	1,149,106	2,057,911	2,419,614	2,621,044	2,888,296	2,813,496	3,436,234	3,989,904	3,640,897	3,481,275	33,584,601
Payments of claims	(5,064,293)	(1,022,199)	(2,042,673)	(2,390,739)	(2,586,371)	(2,835,738)	(2,753,035)	(3,355,681)	(3,879,707)	(3,491,476)	(2,766,457)	(32,188,369)
Outstanding Claims	22,531	126,907	15,238	28,875	34,673	52,558	60,461	80,553	110,197	149,421	714,818	1,396,232

           140     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	4,049,408	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	3,805,260	3,661,006	3,443,486	-
· One year after notification	4,107,420	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	3,306,665	3,695,713	3,541,988	-	-
· Two years after notification	4,157,532	835,214	1,766,152	2,232,926	2,401,407	2,696,091	2,622,005	3,317,745	3,671,224	-	-	-
· Three years after notification	4,225,589	844,636	1,769,942	2,251,003	2,418,057	2,705,326	2,658,925	3,323,339	-	-	-	-
· Four years after notification	4,285,309	850,115	1,791,739	2,268,293	2,425,973	2,729,230	2,659,375	-	-	-	-	-
· Five years after notification	4,338,449	857,121	1,797,090	2,281,206	2,452,938	2,746,804	-	-	-	-	-	-
· Six years after notification	4,390,840	868,958	1,810,770	2,291,650	2,459,251	-	-	-	-	-	-	-
· Seven years after notification	4,426,256	873,978	1,822,466	2,292,651	-	-	-	-	-	-	-	-
· Eight years after notification	4,466,917	884,796	1,824,085	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,510,383	890,132	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,527,764	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2017)	4,527,764	890,132	1,824,085	2,292,651	2,459,251	2,746,804	2,659,375	3,323,339	3,671,224	3,541,988	3,443,486	31,380,099
Payments of claims	(4,505,614)	(880,207)	(1,809,102)	(2,265,943)	(2,424,679)	(2,694,553)	(2,599,885)	(3,243,342)	(3,563,269)	(3,393,389)	(2,736,036)	(30,116,019)
Liquid outstanding claims for reinsurance	22,150	9,925	14,983	26,708	34,572	52,251	59,490	79,997	107,955	148,599	707,450	1,264,080

Bradesco       141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up 2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	1,987,288	987,998	1,062,753	1,185,750	1,403,227	1,448,969	1,509,781	1,536,697	1,653,008	1,741,563	1,771,294	-
· One year after notification	2,004,988	1,000,730	1,082,779	1,183,274	1,386,518	1,431,243	1,491,911	1,568,941	1,648,842	1,755,802	-	-
· Two years after notification	2,038,732	1,020,530	1,105,401	1,195,472	1,393,915	1,447,741	1,525,941	1,570,227	1,644,051	-	-	-
· Three years after notification	2,075,972	1,018,008	1,100,970	1,185,871	1,406,376	1,450,511	1,514,898	1,495,266	-	-	-	-
· Four years after notification	2,079,897	1,017,316	1,109,079	1,198,856	1,406,472	1,454,750	1,516,747	-	-	-	-	-
· Five years after notification	2,081,301	1,015,902	1,119,669	1,198,607	1,416,009	1,459,181	-	-	-	-	-	-
· Six years after notification	2,086,778	1,017,807	1,118,181	1,197,508	1,417,352	-	-	-	-	-	-	-
· Seven years after notification	2,068,574	1,021,908	1,112,583	1,189,843	-	-	-	-	-	-	-	-
· Eight years after notification	2,076,228	1,024,349	1,115,707	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,094,047	1,020,756	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,140,849	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2017)	2,140,849	1,020,756	1,115,707	1,189,843	1,417,352	1,459,181	1,516,747	1,495,266	1,644,051	1,755,802	1,771,294	16,526,848
Payments of claims	(2,074,102)	(1,003,673)	(1,098,409)	(1,151,732)	(1,361,271)	(1,398,760)	(1,428,669)	(1,307,155)	(1,337,199)	(1,499,651)	(1,280,837)	(14,941,458)
Liquid outstanding claims for reinsurance	66,747	17,083	17,298	38,111	56,081	60,421	88,078	188,111	306,852	256,151	490,457	1,585,390

(1) The claims table does not include the products Health and Dental insurance – R$ 2,906,361 thousand, DPVAT insurance – R$ 86,592 thousand, Retrocession – R$ 21,722 thousand and salvage and reimbursement estimates - R$ (163,923) thousand.

           142     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and directors of Bradesco and its subsidiaries equivalent to at least 4% of their salary and, from the company, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death). Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in run-off, the present value of the actuarial obligations of the plan is completely covered by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, to the former employees of Baneb, through Fundação Baneb de Seguridade Social – Bases.

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank S.A. – Banco Múltiplo), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Supplementary Pension Plan offered to the employees of Bradesco.

Kirton Bank S.A. – Banco Múltiplo, Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank S.A. – Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are Losango I Benefits Plan – Basic Part (modality of defined contribution), Losango I – Supplementary Part and PREVMAIS Losango Plan (modality of variable contribution), all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank S.A. – Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its overseas facilities, provides for its employees and administrators a pension plan, according to the norms established by the local authorities, that allows to accumulate financial resources throughout the professional career of the participant.

Expenses related to contributions made in the year ending December 31, 2017, totaled R$ 988,905 thousand (2016 - R$ 584,438 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled the amount of R$ 5,594,368 thousand in the year ending December 31, 2017 (2016 - R$ 3,826,715 thousand).

Bradesco       143

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2017	2016
(i) Projected benefit obligations:
At the beginning of the year	2,141,393	1,162,005
Balance from an acquired institution	-	761,119
Cost of current service	186	(1,077)
Interest cost	227,980	181,595
Participant’s contribution	1,197	2,831
Actuarial gain/(loss)	144,624	182,762
Benefit paid	(192,042)	(147,842)
At the end of the year	2,323,338	2,141,393

(ii) Plan assets comprise:
At the beginning of the year	2,127,872	1,047,782
Balance from an acquired institution	-	883,858
Expected earnings	423,546	307,728
Contributions received:
Employer	14,957	33,515
Employees	1,197	2,831
Benefit paid	(192,043)	(147,842)
At the end of the year	2,375,529	2,127,872

(iii) Financial position:
Plans in deficit	(149,571)	(130,293)
Plans in surplus	201,762	116,772
Net balance	52,191	(13,521)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2017	2016	2015
Projected benefit obligations:
Cost of service	186	(1,077)	(579)
Cost of interest on actuarial obligations	227,980	181,595	133,385
Expected earnings from the assets of the plan	(227,360)	(174,937)	(120,960)
Net cost/(benefit) of the pension plans	806	5,581	11,846

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Benefit obligations and net periodic benefit cost for the years 2017 and 2016 for our subsidiaries, were determined using the following assumptions:

On December 31
	2017	2016
Discount rate (1)	8.5% - 10% p.a.	11.1% p.a.
Expected long-term rate of return on the assets	8.5% - 10% p.a.	11.1% p.a.
Increase in salary levels	4.3% p.a.	4.8% p.a.

(1)    In 2017, considering an inflation rate of 4.3% p.a. and a real discount rate of 4.0% - 5.5% p.a. (2016 – 4.8% and 6.0% p.a., respectively).

The long-term rate of return on plan assets is based on the following:

           144     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	On December 31		On December 31		On December 31		On December 31
	2017	2016	2017	2016	2017	2016	2017	2016
Asset categories
Equities	-	-	4.7%	3.9%	-	-	17.3%	18.8%
Fixed income	92.7%	93.1%	90.6%	91.3%	100.0%	100.0%	82.7%	81.2%
Real estate	5.7%	5.3%	2.6%	2.7%	-	-	-	-
Other	1.6%	1.6%	2.1%	2.1%	-	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (8.5 – 10.0% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
9.5% - 11.0% p.a.	Increase of 1 p.p.	reduction	(256,532)
7.5% - 9.0% p.a.	Decrease of 1 b.p.	increase	303,154

37)  Provisions, contingent liabilities and contingent assets

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but of immaterial values, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws no 2,445/88 and no 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

Bradesco       145

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, pending final decision of the approval decision. Whereas in the case of voluntary agreement, which does not require to accede, there is no estimate of how many will.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

c)      Tax and social security obligations

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of

           146     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,489,247 thousand (R$ 2,320,261 thousand in 2016): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$ 1,614,663 thousand (R$ 1,913,208 thousand in 2016): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law no 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$ 1,466,469 thousand (R$ 1,385,456 thousand in 2016): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$ 643,655 thousand (R$ 901,171 thousand in 2016): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law no 8,212/91, as new wording in Law no 9,876/99;

-        INSS – Contribution to SAT – R$ 401,018 thousand (R$ 374,620 thousand in 2016):  thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioning the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree no 6,042/07; and

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

In 2017, the Organization adhered to the Special Tax Regularization Program (PERT), established by Provisional Measure (MP) No. 783/17, which provides for the settlement by means of payment and installment payment of its tax and social security obligations with the Brazilian Federal Revenue Service and the National Treasury Attorney-General’s Office (PGFN) of debts due up to April 30, 2017, resulting in a negative net effect of R$241,141 thousand in the Consolidated statement of income. On October 24, 2017, the MP No. 783/17 was converted into Law No. 1396/17 and was amended; however, no relevant impacts on the Organization.

In addition to this, Bradesco also adhered to the Incentivized Installment Payment Program (PPI-SP), Law No. 16,680/17 in order to promote the settlement of debts regarding such law as to taxable events occurred up to December 31,2016, resulting in the net negative effect of R$61,814 thousand.

Bradesco       147

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security (1)(2)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,237
Indexation charges	637,263	484,447	500,719
Additions, net of reversals	1,002,559	830,642	(984,342)
Payments	(1,186,758)	(971,966)	(114,246)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368

Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Indexation charges	454,045	409,236	705,036
Additions, net of reversals	876,816	1,310,333	(1,236,705)
Balance originating from an acquired institution (3)	1,684,370	544,997	703,967
Payments	(961,941)	(1,464,076)	(97,986)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,237

(1)   Mainly include legal liabilities;

(2)   In 2017, there were reversals of provisions related to: (i) the PIS process, related to the remuneration of amounts unduly paid, in the amount of R$ 268,729 thousand; (ii) IRPJ / CSLL on credit losses, in the amount of R$ 408,730 thousand; and (iii) Favorable decision in the process of social security contribution on the remuneration paid to accredited dentists (INSS of Self-employed), in the amount of R$ 348,820 thousand and in 2016, there were reversals of a provisions relating to: i) the process of INSS of the self-employed of the Bradesco Saúde subsidiary, in the amount of R$ 1,081,528 thousand; ii) to the Pis process – EC 17, in the amount of R$ 242,242 thousand; and iii) offset by the provision for social security contributions on transfers to private pension plans, in the amount of R$ 215,668 thousand; and

(3)   HSBC Brasil.

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 6,264,741 thousand (R$ 5,894,504 thousand in 2016); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law no 9,718/98), in the amount of R$ 4,902,151 thousand (R$ 3,999,185 thousand in 2016); c) Leases companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 2,394,087 thousand (R$ 2,398,185 thousand in 2016) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 2,431,844 thousand (R$ 1,653,942 thousand in 2016); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law no 9,718/98), from acquired companies, amounting to R$ 1,399,506 thousand (R$ 1,317,238 thousand in 2016); f) IRPJ and

           148     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 969,713 thousand (R$ 760,436 thousand in 2016); and g) IRPJ and CSLL deficiency note, amounting to R$ 489,687 thousand (R$ 459,962 thousand in 2016) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

38)  Other liabilities

	R$ thousand
	On December 31
	2017	2016
Financial liabilities
Credit card transactions (1)	26,163,066	23,717,936
Foreign exchange transactions (2)	17,085,029	17,975,291
Loan assignment obligations	8,454,076	8,761,827
Capitalization bonds	7,562,974	7,502,158
Securities trading	2,317,155	2,569,881
Liabilities for acquisition of assets – financial leasing (Note 38 a)	857,212	1,063,649

Other liabilities
Third party funds in transit (3)	7,211,038	7,068,452
Provision for payments	8,743,428	6,997,168
Sundry creditors	3,205,800	8,843,035
Social and statutory	4,524,457	4,631,237
Other taxes payable	1,466,306	1,528,980
Liabilities for acquisition of assets and rights	1,480,777	1,452,568
Other	8,745,506	4,853,333
Total	97,816,824	96,965,515

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leases and details of operating leases

	R$ thousand
	On December 31
	2017	2016
Due within one year	564,337	578,965
From 1 to 2 years	256,327	375,073
From 2 to 3 years	36,548	109,611
Total	857,212	1,063,649

Total non-cancellable minimum future payments due on operating leases in 2017 are R$ 7,923,649  thousand, of which R$ 832,991 thousand is due within 1 year, R$ 3,325,401 thousand between 1-5 years and R$ 3,765,257 thousand with more than 5 years.

Bradesco       149

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2017	2016 (1)
Common	3,054,481,112	3,054,481,112
Preferred	3,054,480,793	3,054,480,793
Subtotal	6,108,961,905	6,108,961,905
Treasury (common shares)	(5,032,549)	(5,032,549)
Treasury (preferred shares)	(18,855,746)	(18,855,746)
Total outstanding shares	6,085,073,610	6,085,073,610

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2015 (1)	3,050,040,493	3,035,625,047	6,085,665,540
Shares acquired and not canceled	(591,930)		(591,930)
Number of shares outstanding on December 31, 2016 (1)	3,049,448,563	3,035,625,047	6,085,073,610
Number of shares outstanding on December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610

 (1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2017 in proportion of one new share for every 10 shares held.

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law no 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on April 18, 2017.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

           150     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)   Interest on shareholders’ equity / Dividends

Interest on shareholders' equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2017 the Organization distributed interest on shareholders' equity of R$ 7,204,344  thousand, being attributed to the shareholders, the gross amount per share of R$ 1.13 for common shares and R$ 1.25 for preferred shares (2016 - R$ 6,975,782 thousand, R$ 1.09 for common shares and R$ 1.20 for preferred shares).

Bradesco       151

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The main transactions with related parties are presented as follows:

	R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Loans and advances to banks	-	-	724,369	1,033,479	-	-	724,369	1,033,479
Other assets	-	-	3,572	6,128	-	-	3,572	6,128
Liabilities
Deposits from customers	931,141	1,374,940	103,734	62,928	87,213	86,594	1,122,088	1,524,462
Funds from issuance of securities	6,632,932	5,755,615	244,082	398,549	1,405,203	823,527	8,282,217	6,977,691
Social and statutory	2,275,419	1,770,149	-	-	-	-	2,275,419	1,770,149
Other liabilities	-	-	8,827,877	13,704	-	-	8,827,877	13,704

	R$ thousand
	Controllers (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenues and expenses
Net interest income	(887,059)	(1,129,931)	(78,813)	40,671	(41,814)	(426)	(84,818)	(108,333)	(88,344)	(931,206)	(1,280,078)	(167,583)
Other revenues	-	-	-	441,381	360,286	337,070	-	-	-	441,381	360,286	337,070
Other expenses	(2,652)	(2,391)	(2,160)	(289,100)	(224,444)	(246,504)	-	-	-	(291,752)	(226,835)	(248,664)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 2; and

(3) Members of the Board of Directors and the Board of Executive Officers.

           152     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco.

For 2017, the maximum amount of R$ 468,700  thousand was set for Management compensation and R$ 487,700 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB issued by BBD Participações S.A. and / or issued PN shares of Bradesco Bank S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2017	2016	2015
Salaries	456,262	441,592	309,864
Total	456,262	441,592	309,864

Post-employment benefits

	R$ thousand
	Years ended December 31
	2017	2016	2015
Defined contribution supplementary pension plans	473,663	251,250	311,670
Total	473,663	251,250	311,670

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   Under current law, financial institutions are not allowed to grant loans or advances to:

(i)      Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Bradesco       153

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

b)   Equity participation

Together directly, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2017	2016
Common shares	0.5%	0.7%
Preferred shares	1.0%	1.1%
Total shares (1)	0.8%	0.9%

(1)  In December 31, 2017, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers in Bradesco totaled 2.3% of common shares, 1.1% of preferred shares and 1.7% of all shares (2016 – 2.8% of common shares, 1.2% of preferred shares and 2.0% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2017	2016
Commitments to extend credit (1)	203,927,816	237,019,535
Financial guarantees (2)	78,867,348	78,949,483
Letters of credit for imports	294,229	329,015
Total	283,089,393	316,298,033

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

           154     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards in future periods

•       IFRS 9 replaces the guidance in IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applied for financial instruments and will be adopted retrospectively on the effective date of the standard on January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected credit losses for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the principal existing guidance on the recognition and derecognition of financial instruments in IAS 39.

Pursuant to analysis made by the Organization, the estimated impacts from the adoption of IFRS 9 will represent, according to the best estimates, a reduction of approximately 2% (R$ 2,2 billion) of shareholders’ equity, net of tax effects.

(i)     Classification - Financial assets

IFRS 9 contains a new approach of classification and measurement of financial assets, where the entity considers not only the business model for the management of financial assets but also the features of contractual cash flow of the financial asset.

IFRS 9 eliminates the categories existing in IAS 39 and classifies the financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVTOCI); and (iii) measured at fair value through profit or loss (FVTPL).

Pursuant to IFRS 9, derivatives embedded in agreements where the host asset is in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification and usually classified as FVTPL.

Based on the evaluation, the Organization does not believe that the new classification requirements, when applied from January 1, 2018, will have material impact on the recording of accounts receivable, loans and advances, investments in debt securities and investments in equity securities measured at fair value.

On December 31, 2017, the Organization had equity investments classified as available for sale with fair value of R$ 11,038 millions which are held for long-term strategic purposes. Pursuant to IFRS 9, the Organization, on current best estimates, could designate these instruments as VJORA. Thus, all fair value gains and losses should be recorded in other comprehensive income, with no impairment losses recognized in the income (loss) and no gain or loss is recycled to the income (loss) upon realization.

(ii)    Impairment –Financial instruments

IFRS 9 replaces the model of “incurred losses” of IAS 39 with a prospective model of “expected losses”. This will require relevant judgment as to how changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities.

The new model of expected losses will apply to the financial instruments measured at amortized cost or VJORA (except for investments in equity instruments).

Pursuant to IFRS 9, the provisions for expected losses will be measured on one of the following bases:

− Expected loan losses for 12 months, that is, loan losses resulting from all possible events of default within 12 months from the report date; and

− Expected loan losses for the entire life, that is, loan losses resulting from all possible events of default over the expected life of a financial instrument.

Bradesco       155

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The measurement of expected losses for the entire life is applied when the credit risk of a financial asset, on the report date, has significantly increased since its first recognition, and the measurement of loan loss for 12 months is applied when the loan risk has not significantly increased since its first recognition. An entity may determine that the loan risk of a financial asset did not significantly increase when the asset has low credit risk on the date of the report.

The Organization believes that impairment losses will increase and become more volatile than the current ones, for the assets assessed in the model of IFRS 9. Based on the methodology of allowance for loan losses adopted, the Organization estimated, on current best estimates, that the application of the impairment requirements of IFRS 9 on January 1, 2018 would result in additional allowance for loan losses, as described in the table below:

R$ millions
Provision for additional estimated credit losses on January 1, 2018
Credit portfolio (1)	3,829
Securities	842
Total gross additional provisions	4,671

(1) includes commitments and financial guarantees provided

The following analysis provides additional details on the methodology adopted and on the impact estimated on January 1, 2018.

Impairment of financial instruments

Expected loan losses were calculated based on experience of actual loan losses in the past years. The Organization calculated the rates of expected loan losses based on the features of each portfolio, that is, it used quantitative models for loans assessed in a group and a combination of quantitative and qualitative models for large companies.

The experience of actual loan losses was adjusted to reflect the differences between economic conditions during the period in which the historical data were collected, current conditions and the Organization’s view of future economic conditions.

The table below, on current best estimates, provides information on the estimated exposure to loan risk and expected loan losses and advances, commitments, financial collaterals provided and Private Debt Securities, on January 1, 2018.

		R$ millions
	Estimated Exposure to Credit Risk	Expected Loss	Expected Loss on Estimated Exposure to Credit Risk
Stage 1	432,416	7,688	2%
Stage 2	51,853	7,581	15%
Stage 3	37,277	17,779	48%
Total	521,546	33,048	6%

Stage 1: Financial instruments that do not present significant deterioration in credit quality;

Stage 2: Financial instruments that present significant deterioration in credit quality; and

Stage 3: Financial instruments that indicate that the obligation will not be fully honored.

With respect to Government Bonds, the Organization internally developed a study for loan risk evaluation of these bonds, which is not expected to be lost for the next 12 months, that is, there is no need of allowance for loan losses.

           156     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)   Classification – Financial liabilities

IFRS 9 maintains most part of the requirements of IAS 39 regarding the classification of financial liabilities.

But, pursuant to IAS 39, the fair value variations of liabilities designated as FVTPL are recognized in the income (loss), whereas pursuant to IFRS 9, these changes of fair value should be presented as follows:

•      the fair value variation that is attributable to changes in the loan risk of financial liabilities should be presented in Other comprehensive income (OCI); and

•      the remaining value of the fair value variation should be presented in the income (loss).

The Organization does not intend, in its best current estimates, to assign financial liabilities to the VJR. The evaluation conducted by the Organization did not indicate any material impact if the requirements of IFRS 9, regarding the classification of financial liabilities, were applied on January 1, 2018.

(iv)   Hedge Accounting

Upon the first adoption the Organization opted to continue to apply the requirements of IAS 39 for hedge accounting, as permitted by IFRS 9 until the conclusion by the IASB of the macro-hedge project and the finalization of the hedge accounting section.

IFRS 9 requires that the Organization ensures that the hedge accounting relations are aligned with its risk management purposes and strategies and that the Organization adopt a more qualitative and prospective approach to assess hedge effectiveness. IFRS 9 also introduces new requirements for re-balance of hedge relations and prohibits the voluntary discontinuance of the hedge accounting if inconsistent with the risk management strategies of the entity.

(v)    Disclosures

IFRS 9 will demand new disclosures, mainly related to expected loan losses, credit risk and hedge accounting. The Organization’s evaluation includes an analysis to identify the disclosure detail levels of the deficiencies in relation to the information required and current processes, and also implementations and improvements of controls in order to meet the new requirements.

(vi)   Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will be applied retrospectively on the date of initial application.

− The Organization opted for the exemption under the Standard of not restating comparative information from prior periods derived from changes in the classification and measurement of financial instruments (including expected loan). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 will be recognized in Retained Earnings on January 1, 2018.

− Based on the facts and circumstances existing on the date of first adoption the Organization is performing the following evaluations:

•     determination of the business model in which a financial asset is held.

•       designation and cancellation of prior designations of certain financial assets and liabilities measured at VJR; and

•       designation of certain investments in equity instruments not held for trading as VJORA.

•       IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the

Bradesco       157

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICs 13, 15 and 18), and shall be applicable from January, 2018. We conducted a study on the recognition of revenue from customer contracts and concluded that there would be no significant impact on the Organization.

•       IFRS 16 – Leases. The main changes in relation to IAS 17 for lessees are: (i) there is no longer classification in operating and financial leases; and (ii) all leasing operations are accounted in liabilities, and interest and liabilities must be recognized in depreciation / amortization, using the current financial lease procedure. There are optional exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard, as lessors continue to classify leases as finance or operating leases. IFRS16 replaces IAS17 and will be applicable as of January 1, 2019 and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force of the standard.

•         IFRS 17 - Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the Company's financial position, financial performance and cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2021.

•         IFRIC 23 - Applies to any situation where there is uncertainty as to whether an income tax treatment is acceptable under tax law. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current and deferred tax. However, it does not apply to uncertainty regarding taxes covered by other standards. IFRIC 23 becomes operative for financial periods beginning on or after January 1, 2019. The possible impacts arising from the adoption of this amendment are being evaluated and will be concluded by the date of entry into force of the standard.

43)  Other information

  In June, 2017, Bradesco has signed definitive documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules. The control of the company will be shared, with each party holding 20% of its capital. The necessary capital contribution occurred in July 2017.

2.     Unconsolidated structured entities are unconsolidated entities that the Organization does not control, but which have a contractual and non-contractual involvement, and provide variability of returns arising from the performance. The organization has an involvement with structured entities through management of investment funds and portfolios making management fees and consortium management.

The main unconsolidated structured entities are, (i) the investment funds managed by Organization, whose nature and involvement, generating management fees and investment in units for funds, the assets of managed funds and non consolidated in 2017 were R$ 338,846,142 thousand (2016 - R$ 426,390,575 thousand) and revenues earned in 2017 were R$ 1,463,469 thousand (2016 - R$ 1,079,653 thousand) and (ii) the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to aquire specific goods, whose assets in 2017 were R$ 74,323,031 thousand (2016 – R$ 71,075,119 thousand) and the revenues were in 2017 R$ 1,526,660 thousand (2016 – R$ 1,278,753 thousand).

3.     In May, 2016, occurred the indictment of three members of its Bradesco’s Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". On July, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of

           158     IFRS – International Financial Reporting Standards – 2017

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

any illegality committed by its representatives. The executives of Bradesco have already submitted their respective answers to the prosecution, pointing out the facts and evidence demonstrating their innocence. The process has already had its investigation phase closed, now await the final allegations and sentence of the first degree trial.

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpus to the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus, the 4th Panel of the aforementioned Court, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause. This procedure is under appeal to STJ (Superior Court of Justice). The same habeas corpus was extended to the former member of the Board of Directors, previously indicted.

Bradesco provided all the information requested to the competent regulatory bodies, in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss the process, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco, and on September 29, 2017, the Judge decided the following: (i) the Court partially upheld and rejected the termination request, limiting the proposed class to investors who purchased American Depositary Shares ("ADS") Bradesco between August 8, 2014 and July 27, 2016; and (ii) the Court granted to the Lead Plaintiff a 30-day term to present an addendum to the initial request. After said term, on October 30, 2017, the Lead Plaintiff informed the Judge that it will not present any amendments. Thus, the demand will lead to the discovery phase, so the limitation of the aforementioned class would be maintained. Given the current phase of the demand, it is not possible to perform a risk analysis and, besides, there are no elements to support the assessment of the amount of said risk.

4.     The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena.

5.     In July 2017, Bradesco Seguros SA ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") concluded the transaction, by means of a shareholder agreement, whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brazil") took over part of the P&C (Property and Casualty) insurance operations, such as, Aeronautical, Marine, Civil

Bradesco       159

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Liability and shipments from Bradesco Seguros ("Large Risks Insurance"), with exclusive access to Bradesco customers to explore the commercialization of Large Risks Insurance; and (ii) Bradesco Seguros held a 40% interest in Swiss Re Corporate Solutions Brasil represented by a total of 172,560,054 book entry shares, common and nominative in the amount of R$363,103 thousand, and 60% remained with Swiss Re Corso. The transaction was approved by the Private Insurance Superintendence (Susep), the Administrative Council for Economic Defense (Cade) and the Central Bank (Bacen). The association includes exclusive access to the distribution network of Bradesco Seguros, comprised of more than 140 branches, more than 4,700 branches of Banco Bradesco and approximately 40,000 registered brokers and insurance agents. As part of the transaction, approximately 120 large risk experts from Bradesco Seguros, in São Paulo and Rio de Janeiro, joined Swiss Re Corporate Solutions Brasil Seguros S/A. The investment totals R$490,000 thousand, recorded by Bradesco Seguros S.A., includes goodwill on the acquisition of shares in the amount of R$126,897 thousand.

6.     In May 2017, Bradesco – as an indirect holder of equity interest in IRB - announced to shareholders that had authorized IRB to submit: (i) application for registration as a publicly-held company and for authorization of initial public offering of IRB, pursuant to CVM Instructions 400/03 and 480/09; and (ii) application for registration of secondary public distribution of common shares issued by IRB, pursuant to CVM Instruction 400/03. In July 2017, Bradesco announced that the documents were filed in compliance with the requirements formulated by CVM in the context of the Secondary Public Offering of IRB’s common shares and the closing of the bookbuilding procedure of the Offering, which defined the price per share at R$27.24. 14,040,000 shares were sold in the Base Offering and then the entire supplementary lot totaling 16,206,387 shares. Bradesco indirectly holds 47,520,213 shares and a 15.23% interest in the capital stock of IRB.

7.     In July 2017, Bradesco launched a Special Voluntary Severance Program Scheme (PDVE), in which the Organization's employees who fulfilled the requirements established in the regulations of the respective plan may join. The deadline for joining the plan ended in late August 2017, with the adhesion of 7.4 thousand employees, and a total cost of R$2.3 billion. The estimated annual effect on personnel expenses is a reduction of R$1.5 billion.

44)  Subsequent events

1.     In January 2018, Bradesco carried out credit assigned loans, already written off to loss, without retention of risks and benefits, with a face value of R$ 5,323,120 thousand, whose sale value was R$ 110,189 thousand.

           160     IFRS – International Financial Reporting Standards – 2017

For further information, please contact:

Board of Executive Officers

Alexandre da Silva Glüher

Executive Vice-President, Chief Risk Officer (CRO) and
 Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

 Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

bradesco.com/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.